                                                                  EXHIBIT (a)(1)


                                      AIMCO
                           LITIGATION SETTLEMENT OFFER

                             AIMCO PROPERTIES, L.P.
   IS OFFERING TO PURCHASE ANY AND ALL UNITS OF LIMITED PARTNERSHIP INTEREST
                      IN DAVIDSON INCOME REAL ESTATE, L.P.
                          FOR $429.86 PER UNIT IN CASH

       This Litigation Settlement Offer is being made as part of a proposed settlement of a class action and derivative lawsuit brought on behalf of limited partners in your partnership. PRELIMINARY COURT APPROVAL HAS BEEN OBTAINED. The settlement is subject to final court approval. The method of determining the offer price and other terms of the offer were negotiated at arm's length with settlement class counsel and incorporated into the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. ROBERT A. STANGER AND CO., INC., AN INDEPENDENT INVESTMENT BANKING FIRM, HAS DELIVERED AN OPINION THAT OUR CASH OFFER PRICE IS FAIR TO YOU FROM A FINANCIAL POINT OF VIEW.

       If units tendered for cash in this and other offers made as part of the settlement exceed $50 million (exclusive of amounts payable out of the settlement fund), we will accept only $50 million dollars of units on a pro rata basis according to the value of units tendered by each person.

       Our offer and your withdrawal rights will expire at 5:00 p.m., New York City time, on December 30, 1999, unless we extend the deadline.

                         -----------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS LITIGATION SETTLEMENT OFFER FOR A DESCRIPTION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER, INCLUDING THE FOLLOWING:

          o We determined our offer price in accordance with a method agreed upon by counsel representing the settlement class. The price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement. Our offer price may not reflect the fair market value of your units.

          o Stanger, in analyzing our offer, has estimated the net asset value, liquidation value and going concern value of your partnership units to be $454.00, $433.00 and $411.00 per unit.

          o As of June 30, 1998, your general partner (which is our subsidiary) estimated the net asset value of your units to be $552.00 per unit and an affiliate estimated the net liquidation value of your units to be $535.29 per unit.

       If you desire to accept our offer, you should complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Litigation Settlement Offer. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                November 11, 1999

                                                        (continued on next page)

(continued from cover page)

          o Although your partnership's agreement of limited partnership provides for termination in the year 2000 the prospectus pursuant to which the units were sold in July 1985 indicated that the properties owned by your partnership might be sold within 3 to 7 years of their acquisition if conditions permitted.

          o Continuation of your partnership will result in our affiliates continuing to receive management fees from your partnership. Such fees would not be payable if your partnership was liquidated.

          o Your general partner and the property manager of the properties are subsidiaries of ours and, therefore, the general partner has substantial conflicts of interest with respect to our offer.

          o Although our offer price has been determined based on negotiations with counsel for the settlement class, we are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

          o For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

          o Under the settlement, we will be required to make an additional offer to purchase units within 18 months at a price which may be higher than this offer.

          o If we acquire a substantial number of units, we will increase our ability to influence voting decisions with respect to your partnership and may control such voting decisions, including but, not limited to, the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets.

                         -----------------------------

       Our offer price will be reduced for any distributions subsequently made by your partnership prior to the expiration of our offer. We will notify you of any such reduction.

       You will not pay any partnership transfer fees if you tender your units. However, you may incur transfer taxes, brokerage fees and other costs.

       Our offer is not subject to any minimum number of units being tendered.



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

                                TABLE OF CONTENTS

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INTRODUCTION.......................................................................................................1

RISK FACTORS.......................................................................................................2
       Offer Price Not Based Upon Third Party Valuation or Appraisal...............................................2
       Offer Price May Not Represent Fair Market Value.............................................................2
       Offer Price Does Not Reflect Future Prospects...............................................................2
       Offer Price May Not Represent Liquidation Value.............................................................2
       Fairness Opinion of Third Party Relied on Information We Provided...........................................2
       Continuation of the Partnership; No Time Frame Regarding Sale of Properties.................................3
       Holding Units May Result in Greater Future Value............................................................3
       Conflicts of Interest With Respect to the Offer; No General Partner Recommendation..........................3
       Conflicts of Interest Relating to Management Fees...........................................................3
       Recognition of Taxable Gain on a Sale of Your Units.........................................................3
       Tax Consequences of the Settlement Fund Amount..............................................................4
       Loss of Future Distributions from Your Partnership..........................................................4
       Possible Increase in Control of Your Partnership by Us......................................................4
       Recognition of Gain Resulting from Possible Future Reduction in Your Partnership Liabilities................4
       Risk of Inability to Transfer Units for 12-Month Period.....................................................4
       Potential Delay in Payment..................................................................................4
       Balloon Payment.............................................................................................5

THE OFFER..........................................................................................................5
       Section 1.   Terms of the Offer; Expiration Date; Proration.................................................5
       Section 2.   Acceptance for Payment and Payment for Units...................................................6
       Section 3.   Procedure for Tendering Units..................................................................7
       Section 4.   Withdrawal Rights..............................................................................9
       Section 5.   Extension of Tender Period; Termination; Amendment.............................................9
       Section 6.   Certain Federal Income Tax Matters............................................................10
       Section 7.   Effects of the Offer..........................................................................13
       Section 8.   Information Concerning Us and Certain of Our Affiliates.......................................14
       Section 9.   Background and Reasons for the Offer..........................................................15
       Section 10.  Position of the General Partner of Your Partnership With Respect to the Offer.................28
       Section 11.  Conflicts of Interest and Transactions with Affiliates........................................29
       Section 12.  Future Plans of the Purchaser.................................................................30
       Section 13.  Certain Information Concerning Your Partnership...............................................31
       Section 14.  Voting Power..................................................................................36
       Section 15.  Source of Funds...............................................................................36
       Section 16.  Dissenters' Rights............................................................................37
       Section 17.  Conditions of the Offer.......................................................................37
       Section 18.  Certain Legal Matters.........................................................................39
       Section 19.  Fees and Expenses.............................................................................40

ANNEX I..........................................................................................................I-1
ANNEX II........................................................................................................II-1
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                                       i

                                  INTRODUCTION

       This Litigation Settlement Offer is being made as part of a proposed settlement of a class action and derivative lawsuit in the Superior Court of the State of California, County of San Mateo, entitled Nuanes et al. v. Insignia Financial Group, Inc., et al. The terms and conditions of the proposed settlement are set forth in a stipulation of settlement (the "Stipulation"). Preliminary court approval has been obtained. However, the settlement is subject to final court approval after a hearing in which all class members may participate. The method of determining the offer price is the result of arms-length negotiations between us and counsel representing a group of the limited partners in your partnership and sixty other partnerships formerly managed by Insignia Financial Group, Inc. and/or its affiliates. The offer price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney's fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. If units tendered for cash in this offer and other tender offers made as part of the settlement exceed $50 million in value (exclusive of amounts payable out of the settlement fund), we will accept only $50 million of units on a pro rata basis, according to the value of units tendered by each person.

       Subject to the $50 million limitation and the terms and conditions set forth herein, we are offering to purchase all outstanding units validly tendered for the purchase price of $429.86 per unit net to the seller in cash, without interest, less the amount of distributions, if any, made by your partnership in respect of any unit from the date hereof until the expiration date; provided, that approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. Our offer is made upon the terms and subject to the conditions set forth in this offer to purchase and in the accompanying letter of transmittal.

       If units are validly tendered and not properly withdrawn prior to the expiration date and the purchase of all such units would result in there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner (subject to any necessary adjustments for fractional units.) If more units are validly tendered and not withdrawn in response to our offer than we have indicated we are willing or able to purchase, we will accept units pro rata according to the value of units validly tendered and not withdrawn by each limited partner. Any such proration would reduce the number of units that we purchase from you, with a corresponding reduction in the amount payable to you.

       We will pay any transfer fees imposed for the transfer of units by your partnership. However, you will be responsible for any taxes that arise from your sale of units. You will also have to pay any fees or commissions imposed by your broker, or by any custodian or other trustee of any Individual Retirement Account or benefit plan which is the owner of record of your units. Although the fees charged for transferring units from an Individual Retirement Account vary, such fees are typically $25-$50 per transaction. Depending on the number of units that you tender, any fees charged on a per transaction basis could exceed the aggregate offer price you receive if some of your units are not accepted by us (as a result of proration or otherwise).

       We have retained River Oaks Partnership Services, Inc. to act as the Information Agent in connection with our offer. We will pay all charges and expenses in connection with the services of the Information Agent. The offer is not conditioned on any minimum number of units being tendered. However, certain other conditions do apply. See "The Offer--17. Conditions of the Offer" You may tender all or any portion of the units that you own. Under no circumstances will we be required to accept any unit if the transfer of that unit to us would be prohibited by the agreement of limited partnership of your partnership.

       Our offer will expire at 5:00 p.m., New York City time, on December 30, 1999, unless extended. If you desire to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Information Agent. You may withdraw your tender of units pursuant to the offer at any time prior to the expiration date of our offer and, if we have not accepted such units for payment, on or after January 11, 2000.

      We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, or AIMCO. AIMCO is a self-administered and self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. As of June 30, 1999, AIMCO owned or managed 369,404 apartment units in 2,037 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV."

                                  RISK FACTORS

      Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

OFFER PRICE NOT BASED UPON THIRD PARTY VALUATION OR APPRAISAL

      The offer price of $429.86 per unit was determined by using a method negotiated at arms-length between us and counsel for plaintiffs in a class action lawsuit brought on behalf of the limited partners in your partnership and forty-eight other partnerships. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive court approval and you do not request exclusion from the settlement class. Nevertheless, our offer consideration may not reflect the fair market value of your units, the liquidation value of your partnership or any other traditional methods of valuating partnership units. We did not use any third-party appraisal or valuation to determine the value of your partnership's properties. It is uncertain whether our offer consideration reflects the value which would be realized upon a sale of your units or a liquidation of your partnership's assets. Your general partner makes no recommendation to you as to whether or not you should tender your units. We have retained Robert A. Stanger & Co., Inc., an independent investment banking firm, to conduct an analysis of the offer and to render an opinion as the fairness to you of the offer price from a financial point of view.

OFFER PRICE MAY NOT REPRESENT FAIR MARKET VALUE

      There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price.

OFFER PRICE DOES NOT REFLECT FUTURE PROSPECTS

      Our offer price is based on your partnership's historical property income. It does not ascribe any value to potential future improvements in the operating performance of your partnership's properties.

OFFER PRICE MAY NOT REPRESENT LIQUIDATION VALUE

      The actual proceeds obtained from a liquidation are highly uncertain and could be more than our offer price. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership.

FAIRNESS OPINION OF THIRD PARTY RELIED ON INFORMATION WE PROVIDED

      Robert A. Stanger & Co., Inc.'s analysis of our offer and opinion as to the fairness to you of our offer consideration from a financial point of view relies on information prepared by the general partner of your partnership (which is our subsidiary). No tests of the underlying data were performed, and no independent appraisal was conducted. Because the fairness opinion will not be updated, changes may occur from the date of the fairness opinion that might affect the conclusions expressed in the opinion.

CONTINUATION OF THE PARTNERSHIP; NO TIME FRAME REGARDING SALE OF PROPERTIES

      Your general partner (which is our subsidiary) is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. Thus, our offer does not satisfy any expectation that you would receive the return of your investment in the partnership through a property sale. It is not known when the properties owned by your partnership may be sold. There may be no way to liquidate your investment in the partnership in the future until the properties are sold and the partnership is liquidated. The general partner of your partnership continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time the general partner of your partnership believes that a sale of the properties would not be advantageous given market conditions, the condition of the properties and tax considerations. In particular, the general partner considered the changes in the local rental market, the potential for appreciation in the value of the properties and the tax consequences to you and your partners on a sale of the properties. We cannot predict when any property will be sold or otherwise disposed of.

HOLDING UNITS MAY RESULT IN GREATER FUTURE VALUE

      Although a liquidation of your partnership is not currently contemplated in the near future, you might receive more value if you retain your units until your partnership is liquidated.

CONFLICTS OF INTEREST WITH RESPECT TO THE OFFER; NO GENERAL PARTNER
RECOMMENDATION

      The general partner of your partnership is our subsidiary and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer to settle the lawsuit and with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make you own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

CONFLICTS OF INTEREST RELATING TO MANAGEMENT FEES

      Since our subsidiary receives fees for managing your partnership and its properties, a conflict of interest exists between our continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Another conflict is the fact that a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of any property owned by your partnership would result in a decrease or elimination of the substantial fees paid to them for services provided to your partnership.

RECOGNITION OF TAXABLE GAIN ON A SALE OF YOUR UNITS

      Your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest you transfer to us. The "amount realized" with respect to a unit of limited partnership interest of your partnership you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your tax basis in the units you transfer to us, whether you dispose of all of your units and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. Therefore, depending on your basis in the units and your tax position, your taxable gain and any tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your own tax advisor to determine the tax consequences of the offer to you.

TAX CONSEQUENCES OF THE SETTLEMENT FUND AMOUNT

      Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. The proper treatment for federal income tax purposes of your receipt of such amount is uncertain. While we believe that such amount should be treated as additional consideration for the units pursuant to this offer, no assurance can be given that the Internal Revenue Service will not assert that such amount should be treated as a payment in exchange for your release of the defendants from current and future claims and taxed as ordinary income. You should consult your own tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, such amount, including the possibility of reporting such a amount under the installment method of reporting.

LOSS OF FUTURE DISTRIBUTIONS FROM YOUR PARTNERSHIP

      If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

POSSIBLE INCREASE IN CONTROL OF YOUR PARTNERSHIP BY US

      Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire 8,190.99 additional units, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

RECOGNITION OF GAIN RESULTING FROM POSSIBLE FUTURE REDUCTION IN YOUR PARTNERSHIP LIABILITIES

      Generally, a decrease in your share of partnership liabilities is treated, for Federal income tax purposes, as a deemed cash distribution. Although no general partner of your partnership has any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause a general partner to reduce the liabilities of your partnership. If you retain all or a portion of your units and the liabilities of your partnership were to be reduced, you would be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain.

RISK OF INABILITY TO TRANSFER UNITS FOR 12-MONTH PERIOD

      Your partnership's agreement of limited partnership prohibits any transfer of an interest if such transfer, together with all other transfers during the preceding 12 months, would cause 50% or more of the total interest in capital and profits of your partnership to be transferred within such 12-month period. If we acquire a significant percentage of the interest in your partnership, you may not be able to transfer your units for a 12-month period following our offer.

POTENTIAL DELAY IN PAYMENT

      We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended indefinitely and no payment will be made in respect of tendered units until the expiration of the offer and acceptance of units for payment.

BALLOON PAYMENT

      Your partnership has balloon payments of approximately $6,080, $4,100 and $1,097 due on mortgage debt in October, 2003, November, 2003 and November, 2002, respectively. Your partnership will have to refinance such debt or sell one or more of its properties prior to each respective balloon payment date, or it will be in default and could lose one or more of the properties subject to such debt to foreclosure.

                                    THE OFFER

SECTION 1.         TERMS OF THE OFFER; EXPIRATION DATE; PRORATION.

      Upon the terms and subject to the conditions of this Litigation Settlement Offer, we will accept (and thereby purchase) all units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in "The Offer -- 4. Withdrawal Rights." For purposes of the offer, the term "expiration date" shall mean 5:00 p.m., New York City time, on December 30, 1999, unless we in our sole discretion shall have extended the period of time for which the offer is open, in which event the term "expiration date" shall mean the latest time and date on which the offer, as extended by us, shall expire. See "The Offer -- Section 5. Extension of Tender Period; Termination; Amendment" for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

      The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made by your partnership to you on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer.

      If, prior to the expiration date, we increase the consideration offered to limited partners pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

      Concurrently with this offer, we are also making similar tender offers to the limited partners of 48 additional partnerships involved in the lawsuit. The total amount being offered for the units in all such partnerships (exclusive of amounts owned by us and our affiliates) is approximately $480 million. However, pursuant to the Stipulation, we are not required to pay a cash consideration of more than $50 million (excluding any amounts payable under the settlement fund) million pursuant to all such tender offers. If more than $50 million of units are validly tendered for cash, we will accept units on a pro rata basis for all such partnerships according to the value of units validly tendered by each person and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. We may increase the $50 million cash limit in our sole and absolute discretion and if we do so, we will send you a notice.

      In addition, if units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in "The Offer-- Section 4. Withdrawal Rights" and the purchase of all such units would result in (i) a "Rule 13e-3 transaction" within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act") , or
(ii) there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner (subject to any necessary adjustment for fractional units). In such case, you would continue to be a limited partner and receive a K-1 for tax reporting purposes. See "The Offer -- Section 7. Effects of the Offer -- Effect on Trading Market-Registration Under 12(g) of the Exchange Act."

      If proration of tendered units is required, then, subject to our obligation under Rule 14e-1(c) under the Exchange Act to pay limited partners the purchase price in respect of units tendered or return those units promptly after termination or withdrawal of the offer, we do not intend to pay for any units accepted for payment pursuant to the offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the cash offer price.

      The offer is conditioned on satisfaction of certain conditions. THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. See "The Offer -- Section 17. Conditions of the Offer," which sets forth in full the conditions of the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived or are not reasonably expected to be satisfied, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase all units validly tendered, (iii) extend the offer and, subject to the withdrawal rights of limited partners, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer.

      This offer is being mailed to the persons shown by your partnership's records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units, as of October 1, 1999. The transfer of units will be effective October 1, 1999.

SECTION 2.         ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

      Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for all units validly tendered as promptly as practicable following the expiration date. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See "The Offer -- Section 3. Procedure for Tendering Units." UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

      We will, upon the terms and subject to the conditions of the offer (including the $50 million cash limitation), accept for payment and pay for all units, with appropriate adjustments to avoid purchases that would violate the agreement of limited partnership of your partnership and any relevant procedures or regulations promulgated by the general partner. Accordingly, in some circumstances, we may pay you the full offer price and accept an assignment of your right to receive distributions and other payments in respect of the units and an irrevocable proxy to vote the units, and defer, perhaps indefinitely, the transfer of ownership of units on the partnership's books. In other circumstances we may only be able to purchase units which, together with units previously transferred within the preceding twelve months, do not exceed 50% of the outstanding units.

      Subject to the other terms and conditions of the offer, if more units than can be purchased under the partnership agreement are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures specified herein, we will, upon the terms and subject to the conditions of the offer, accept for payment and pay for those units so tendered which do not violate the terms of the partnership agreement, pro rata according to the number of units validly tendered by each limited partner and not properly withdrawn on or prior to the expiration date, with appropriate adjustments to avoid purchases of fractional units. If the number of units validly tendered and not properly withdrawn on or prior to the expiration date is less than or equal to the maximum number we can purchase under the partnership agreement or the terms and conditions of this offer, we will purchase all units so tendered and not withdrawn, upon the terms and subject to the conditions of the offer.

      For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

      If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by us or the Information Agent. If, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer, then, without prejudice to our rights under "The Offer --
Section 17. Conditions of the Offer," the Information Agent may, nevertheless, on our behalf retain tendered units, and those units may not be withdrawn except to the extent that the tendering limited partners are entitled to withdrawal rights as described in "The Offer -- Section 4. Withdrawal Rights;" subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

      We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

SECTION 3.         PROCEDURE FOR TENDERING UNITS.

      Valid Tender. To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal and any other documents required by such letter of transmittal must be received by the Information Agent, at one of its addresses set forth on the back cover of this offer to purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

      Signature Requirements. If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

      In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

      THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE INFORMATION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

      Appointment as Proxy; Power of Attorney. By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal, each with full power of substitution, to the fullest extent of the your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered unit for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. We reserve the right to require that, in order for units to be deemed validly tendered, immediately upon our acceptance for payment of the units, we must be able to exercise full voting rights with respect to the units, including voting at any meeting of limited partners then scheduled or acting by written consent without a meeting. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy and power of attorney granted by you to us upon your execution of the letter of transmittal will remain effective and be irrevocable for a period of ten years following the termination of our offer.

      By executing the letter of transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units. You will agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees will each have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

      If you tender units through the enclosed letter of transmittal you will irrevocably constitute and appoint us and any of our designees as your true and lawful agent and attorney-in-fact with respect to such units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to withdraw any or all of such units that have been previously tendered in response to any other tender or exchange offer, provided that the price per unit we are offering is equal to or higher than the price per unit being offered in the other tender or exchange offer. Such appointment is effective upon the receipt of such letter of transmittal and shall continue to be effective unless and until you withdraw such units from this offer prior to the expiration date.

      Assignment of Interest in Future Distributions. By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation, and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

      Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions of the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. Our interpretation of the terms and conditions of the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither us, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

      Backup Federal Income Tax Withholding. To prevent the possible application of back-up Federal income tax withholding of 31% with respect to payment of the offer price, you may have to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and "The Offer -- Section 6. Certain Federal Income Tax Matters."

      FIRPTA Withholding. To prevent the withholding of Federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and "The Offer -- Section 6. Certain Federal Income Tax Matters."

      Transfer Taxes. The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

      Binding Agreement. A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering unitholder and us on the terms set forth in this offer to purchase and the related letter of transmittal.

SECTION 4.         WITHDRAWAL RIGHTS.

      You may withdraw tendered units at any time prior to the expiration date or on or after January 11, 2000, if the units have not been previously accepted for payment.

      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

      If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

      Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in "The Offer -- Section 3. Procedure for Tendering Units."

      All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

SECTION 5.         EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

      We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and payment for, any unit,
(ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in a failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in "The Offer -- Section 17. Conditions of the Offer," to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

      If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering unitholders are entitled to withdrawal rights as described in "The Offer -- 4. Withdrawal Rights," subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

      If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer's soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to unitholders. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to unitholders, the offer will be extended at least until the expiration of such ten business days. As used in the offer to purchase, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

SECTION 6.         CERTAIN FEDERAL INCOME TAX MATTERS.

      The following summary is a general discussion of certain of the United States federal income tax consequences of the offer that may be relevant to (i) unitholders who tender some or all of their units for cash pursuant to our offer, and (ii) unitholders who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations, rulings issued by the Internal Revenue Service (the "IRS"), and judicial decisions, all as of the date of this offer to purchase. All of the foregoing are subject to change or alternative construction, possibly with retroactive effect, and any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents including its certificate of limited partnership and agreement of limited partnership. This summary is for general information only and does not purport to discuss all aspects of United States federal income taxation which may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units constitute capital assets in the hands of the unitholders (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed in this offer to purchase. Further, no opinion of counsel has been obtained with regard to the offer.

      The United States federal income tax treatment of a unitholder participating in the offer depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the United States federal, state, local and foreign tax consequences of selling the limited partnership interests in your partnership represented by units pursuant to our offer or of a decision not to sell in light of your specific tax situation.

      Tax Consequences to Limited Partners Tendering Units for Cash. You will recognize gain or loss on a sale of a unit of limited partnership of your partnership equal to the difference between (i) your "amount realized" on the sale and (ii) your adjusted tax basis in the unit sold. The "amount realized" with respect to a unit of limited partnership of your partnership will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to the unit (as determined under Section 752 of the Internal Revenue Code). Thus, your taxable gain and tax liability resulting from a sale of a unit of limited partnership of your partnership could exceed the cash received upon such sale.

      Adjusted Tax Basis. If you acquired your units of limited partnership of your partnership for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities,
(iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in units of limited partnership of your partnership immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit of limited partnership of your partnership pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit.

      Character of Gain or Loss Recognized Pursuant to the Offer. Except as described below, the gain or loss recognized by you on a sale of a unit of limited partnership of your partnership pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 20%. If the amount realized with respect to a unit of limited partnership of your partnership that is attributable to your share of "unrealized receivables" of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, "unrealized receivables" include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 20%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property.

      If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units of limited partnership interest of your partnership tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit of limited partnership interest of your partnership and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

      Passive Activity Losses. The passive activity loss rules of the Internal Revenue Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as the units of limited partnership interest of your partnership. An individual, as well as certain other types of investors, generally cannot use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are "suspended" and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor's interest in such activity.

      Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units of limited partnership interest of your partnership pursuant to the offer with passive losses in the manner described below. If you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a gain on your sale, you will generally be entitled to use your current and "suspended" passive activity losses (if any) from your partnership and other passive sources to offset that gain. In general, if you sell all or a portion of your units of limited partnership interest of your partnership pursuant to the offer and recognize a loss on such sale, you will be entitled to deduct that loss currently (subject to other applicable limitations) against the sum of your passive activity income from your partnership for that year (if any) plus any passive activity income from other sources for that year. If you sell all of your units pursuant to the offer, the balance of any "suspended" losses from your partnership that were not otherwise utilized against passive activity income as described in the two preceding sentences will generally no longer be suspended and will generally therefore be deductible (subject to any other applicable limitations) by you against any other income for that year, regardless of the character of that income. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available "suspended" passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.

      Tax Consequences of the Settlement Fund Amount. Approximately 5% of our offer price represents a payment from a settlement fund (the "Settlement Fund Amount") that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. The proper treatment for federal income tax purposes of your receipt of the Settlement Fund Amount is uncertain. While we believe that the Settlement Fund Amount should be treated as additional consideration for the units pursuant to this offer, no assurance can be given that the IRS will not assert that the Settlement Fund Amount should be treated as a payment in exchange for your release of the defendants from current and future claims and taxed as ordinary income. You should consult your own tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, the Settlement Fund Amount, including the possibility of reporting the Settlement Fund Amount under the installment method of reporting.

      Information Reporting, Backup Withholding and FIRPTA. If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. To prevent the possible application of back-up United States federal income tax withholding of 31% with respect to the payment of the offer consideration, you are generally required to provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal.

      Gain realized by a foreign person on the sale of a unit pursuant to the offer will be subject to United States federal income tax under the Foreign Investment in Real Property Tax Act of 1980. Under these provisions of the Internal Revenue Code, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold 10% of the amount realized on the disposition. Amounts withheld would be creditable against a foreign person's United States federal income tax liability and, if in excess thereof, a refund could be claimed from the Internal Revenue Service by filing a United States income tax return. See the instructions to the letter of transmittal.

      Tax Consequences to Non-Tendering and Partially-Tendering Limited Partners. Section 708 of the Internal Revenue Code provides that if there is a sale or exchange of 50% or more of the total interest in capital and profits of a partnership within any 12-month period, such partnership terminates for United States federal income tax purposes. It is possible that our acquisition of units pursuant to the offer alone or in combinations with other transfers of interests in your partnership could result in such a termination of your partnership. If your partnership is deemed to terminate for tax purposes, the following United States federal income tax events will be deemed to occur: the terminated partnership will be deemed to have contributed all of its assets (subject to its liabilities) to a new partnership in exchange for an interest in the new partnership and, immediately thereafter, the old partnership will be deemed to have distributed interests in the new partnership to the remaining limited partners in proportion to their respective interests in the old partnership in liquidation of the old partnership.

      A remaining limited partner will generally not recognize any gain or loss upon the deemed distribution or upon the deemed contribution and the capital accounts of the remaining limited partners in the old partnership will carry over intact into the new partnership. A termination may change (and possibly shorten) a remaining partner's holding period with respect to its retained units in your partnership for United States federal income tax purposes.

      The new partnership's adjusted tax basis in its assets will be the same as the old partnership's basis in such assets immediately before the termination. A termination may also subject the assets of the new partnership to depreciable lives in excess of those currently applicable to the old partnership. This would generally decrease the annual average depreciation deductions allocable to the remaining limited partners for a number of years following consummation of the offer (thereby increasing the taxable income allocable to their units in each such year), but would have no effect on the total depreciation deductions available over the useful lives of the assets of your partnership.

      Elections as to certain tax matters previously made by the old partnership prior to termination generally will not be applicable to the new partnership unless the new partnership chooses to make the same elections.

      Additionally, upon a termination for tax purposes, the old partnership's taxable year will close for all limited partners. In the case of a remaining limited partner or a partially tendering limited partner reporting on a tax year other than a calendar year, the closing of the partnership's taxable year may result in more than 12 months' taxable income or loss of the old partnership being includible in such limited partner's taxable income for the year of termination.

SECTION 7.         EFFECTS OF THE OFFER.

      Future Control by AIMCO. Because the general partner of your partnership is our subsidiary, we have control over the management of your partnership. If we are successful in acquiring more than 29.67% of the units pursuant to the offer, we will own more than 50% of the total outstanding units and, as a result, will be able to control the outcome of all voting decisions with respect to your partnership. Even if we acquire a lesser number of units pursuant to the offer, because we currently own approximately 20.69% of the outstanding units, we will be able to significantly influence the outcome of all voting decisions with respect to your partnership. In general, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners. We also own the company that manages the residential properties owned by your partnership. In the event that we acquire a substantial number of units pursuant to the offer, removal of a property manager may become more difficult or impossible. Notwithstanding the above, we have agreed in connection with the settlement to certain limitations in connection with our voting rights. See "The Offer -- Section 14. Voting Power."

      Distributions to Us. If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

      Partnership Status. We believe our purchase of units should not adversely affect the issue of whether your partnership is classified as a partnership for Federal income tax purposes.

      Business. Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of your partnership, the business and properties owned by your partnership, the management compensation payable to your general partner or any other matter relating to your partnership, except that it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

      Effect on Trading Market; Registration Under 12(g) of the Exchange Act. If a substantial number of units are purchased pursuant to the offer, the result may be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In the case of your partnership, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

      The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the Securities and Exchange Commission (the "SEC") and to comply with the proxy rules of the SEC. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership currently has 2,354 unitholders of record. If units are tendered which would result in less than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder to assure that there are more than 300 unitholders after the offer. See "The Offer -- Section 1. Terms of the Offer; Expiration Date."

SECTION 8.         INFORMATION CONCERNING US AND CERTAIN OF OUR AFFILIATES.

      We are AIMCO Properties, L.P., a Delaware limited partnership. Together with our subsidiaries, we conduct substantially all of the operations of Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, we believe that, as of June 30, 1999, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 369,404 apartment units in 2,037 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of June 30, 1999, AIMCO:

          o    owned or controlled 64,640 units in 240 apartment properties;

          o held an equity interest in 168,817 units in 887 apartment properties; and

          o managed 136,523 units in 940 apartment properties for third party owners and affiliates.

      Our general partner is AIMCO-GP, Inc., which is a wholly owned subsidiary of AIMCO. Our principal executive offices are located at 1873 South Bellaire Street, Denver, Colorado 80222, (on and after November 24, 1999: Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222) and our telephone number is (303) 757-8101.

      The names, positions and business addresses of the directors and executive officers of AIMCO and your general partner (which is our subsidiary) as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex II attached hereto and are incorporated herein by reference.

      We and AIMCO are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      For more information regarding AIMCO Properties, L.P., please refer to the Annual Report on Form 10-K for the year ended December 31, 1998 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (particularly the management's discussion and analysis of financial condition and results of operations) and other reports and documents filed by it with the SEC.

      Except as set forth in "The Offer -- Section 9. Background and Reasons for the Offer" and "The Offer -- Section 11. Conflicts of Interests and Transaction with Affiliates," neither we nor, to the best of our knowledge, any of the persons listed on Annex II attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies (except for previous tender offers we may have conducted for units).

SECTION 9.         BACKGROUND AND REASONS FOR THE OFFER.

GENERAL

      We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership's properties while providing you and other investors with an opportunity to liquidate your current investment.

      On October 1, 1998, AIMCO merged (the "Insignia Merger") with Insignia Financial Group, Inc. ("Insignia"). As a result of the Insignia Merger, AIMCO acquired approximately 51% of the outstanding common shares of beneficial interest of Insignia Properties Trust ("IPT"). The general partner of your partnership is a wholly owned subsidiary of IPT. Through the Insignia Merger, AIMCO also acquired a majority ownership interest in the entity that manages the properties owned by your partnership. On October 31, 1998, IPT and AIMCO entered into an agreement and plan of merger, dated as of October 1, 1998, pursuant to which IPT merged with AIMCO on February 26, 1999. Together with its subsidiaries, AIMCO currently owns, in the aggregate, approximately 20.69% of the outstanding limited partnership units of your partnership.

      During our negotiations with Insignia in early 1998, we decided that if the merger with Insignia were consummated, we could also benefit from making offers for limited partnership interests of some of the limited partnerships formerly controlled or managed by Insignia (the "Insignia Partnerships"). Such offers would provide liquidity for the limited partners of the Insignia Partnerships, and would provide AIMCO Properties, L.P. with a larger asset and capital base and increased diversification. While some of the Insignia Partnerships are public partnerships and information is publicly available on such partnerships for weighing the benefits of making a tender offer, many of the partnerships are private partnerships and information about such partnerships comes principally from the general partner. Our control of the general partner makes it possible for us to obtain access to such information. Further, such control also means that we control the operations of the partnerships and their properties. Insignia did not propose that we conduct such tender offers, rather we initiated the offers on our own. As of the date of this offering, AIMCO Properties, L.P. has made offers to approximately 90 of the Insignia Partnerships, including your partnership.

THE LAWSUIT AND THE PROPOSED SETTLEMENT

      This Litigation Settlement Offer is being made as part of a proposed settlement of a class action and derivative lawsuit pending in the Superior Court of the State of California, County of San Mateo, entitled Nuanes et al. v. Insignia Financial Group, Inc., et al., Case No. 404228, brought on behalf of limited partners in your partnership and other partnerships formerly managed by Insignia Financial Group, Inc., and/or its affiliates.

      The Lawsuit. On March 24, 1998, certain persons claiming to own limited partner interests in certain of the limited partnerships for which our subsidiaries act as general partner (including your partnership) filed the purported class and derivative action against Insignia Financial Group, Inc., AIMCO, the general partners of the partnerships, certain persons and entities who purportedly formerly controlled the general partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The complaint contains allegations that, among other things, (i) the defendants breached fiduciary duties owed to the plaintiffs, or aided and abetted in those purported breaches, by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the general partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached fiduciary duties, or aided and abetted in those purported breaches, by mismanaging the partnerships and misappropriating assets of the partnerships by (a) manipulating the operations of the partnerships to depress the trading price of limited partnership units of the partnerships; (b) coercing and fraudulently inducing unitholders to sell units to certain of the defendants at depressed prices; and
(c) using the voting control obtained by purchasing units at depressed prices to entrench certain of the defendants' positions of control over the partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by
(a) selling assets of the partnerships such as mailing lists of unitholders and
(b) causing the general partners to enter into exclusive arrangements with their affiliates to sell goods and services to the general partners, the unitholders and tenants of properties owned by the partnerships. The complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the general partners and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, the defendants filed motions seeking dismissal of the action. In lieu of responding to the motion, plaintiffs filed an amended complaint. On October 14, 1998, the AIMCO and Insignia defendants filed demurrers to the amended complaint. The demurrers (which are requests to dismiss the action as a matter of law) were heard on February 8, 1999, but no decision has been reached by the Court.

      Pending decision on defendants' motions, the parties began arm's length negotiations relating to a potential settlement of the lawsuit. The parties reached agreement upon the principal terms of the settlement by executing Memorandum of Understanding on October 22, 1999. On November 1, 1999, the parties executed a Stipulation of Settlement setting forth the terms of the settlement.

      The settlement was reached only after conducting substantial discovery in the lawsuit. The discovery included settlement class counsel inspecting various documents produced by the defendants, including copies of the operative partnership agreements for each of the partnerships. Settlement class counsel also reviewed and analyzed publicly-available information and performed other factual investigations. In addition, settlement class counsel also investigated and researched the law applicable to their claims and to the defenses raised by the defendants.

      Based on their investigation of the facts and the applicable law, plaintiff settlement class counsel and their clients have concluded that it is in the best interests of the members of the settlement class and the partnerships that the action be settled on the terms and conditions set forth in the Stipulation. The plaintiff and settlement class counsel have reached their conclusion concerning the fairness of the settlement after considering the factual and legal issues in the lawsuit, the risks and uncertainties of continued litigation, the expense, difficulties and delays inherent in prosecuting the lawsuit through trial and through any appeals that might be taken, and the likelihood of success at trial, including the fact that even if the plaintiff ultimately prevailed on their claims, there can be no assurance that the settlement class members or the partnerships would receive any greater recovery than they will receive from the settlement embodied in the Stipulation.

      The defendants have concluded that it is in their best interests that the lawsuit be settled on the terms and conditions set forth in the Stipulation. The defendants have reached this conclusion after considering the legal and factual issues in the lawsuit, the substantial benefits in final resolution of the lawsuit, the risks and uncertainties of continued litigation, and the expenses associated with, and difficulties and delays inherent in, defending such litigation through trial and any appeals that might be taken.

      The proposed settlement of the lawsuit is the product of good faith, arm's length negotiations between settlement class counsel and counsel for the defendants. These negotiations resulted in the settlement set forth in the Stipulation.

      Terms of the Settlement. Pursuant to the Stipulation, not later than 30 days after final approval of the settlement, we are obligated to commence offers to purchase the outstanding units of substantially all of the partnerships subject to the lawsuit. This offer is being made to satisfy the requirements of the Stipulation.

      The price offered for your units in the partnership is a key provision of the settlement. Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class. The offer price per unit reflects an amount to be paid to tendering unitholders after taking into account amounts for estimated attorney's fees, costs, and expenses which class counsel is permitted to seek in connection with the settlement.

      The Stipulation provides that the price per unit to be paid in the offer for each partnership (without taking into account the amount paid from the settlement fund) will be based upon an estimate of the liquidation value of the limited partners' interest in the equity of such partnership, divided by the number of units in such partnership. The estimated liquidation value of each partnership is equal to the estimated fair market value of the partnership's properties and other assets, plus any cash or cash equivalents owned by the partnership and any receivables payable to the partnership, less (i) all mortgage debt and other debt, payables and obligations of the partnership, together with accrued interest and any applicable pre-payment or similar penalties, (ii) all fees or other liabilities that would be payable by the partnership in the event of a sale of its assets and liquidation of the partnership, including, but not limited to, any disposition or similar fees,

(iii) accounts payable, accrued expenses and other existing liabilities, (iv) an estimate of the applicable "transaction costs" that would be paid in a hypothetical liquidation in an amount equal to a percentage of the estimated gross fair market valuation of the partnership's properties that is equal to, or less than, five (5%) percent of such estimated value, (v) extraordinary capital expenditures and deferred maintenance expenditures that have been budgeted to be or actually are paid by the partnership in the fiscal year in which the tender offer is commenced, (vi) the amount of the partnership's cash reserves that are distributed to unitholders after determination of the tender offer prices, but prior to the closing of any particular tender offer, and (vii) the amount of the hypothetical liquidation proceeds that would be required to be allocated to the general partner, if any. The Stipulation provides that the estimated fair market value of each partnership's properties is to be determined, in good faith, by the general partner of the partnership, calculating for each residential property net operating income for each property, less a per-apartment unit reserve in an amount, if any, that is deemed appropriate and acceptable to an independent appraiser and taking into account all income and expenses of such property, including without limitation, general and administrative expenses, where deemed appropriate, and thereafter applying a capitalization rate. The general partner is to consider and take into account the valuations of the properties contained in any appraisals of the properties that have been prepared since January 1996 by persons other than the general partner and the prices contained in any offers to purchase properties that were received by the general partner since January 1997. For commercial properties, the fair market value will be determined by the general partner, in good faith after considering any current offers to purchase or contracts for sale of the property received for such properties, or by using the discounted cash flow method of evaluating commercial properties if no such offers have been received or contracts have been entered into.

      The Stipulation provides that the general partner of your partnership retain Robert A. Stanger & Co., Inc. as an independent valuation firm to render an opinion that our offer price (without taking into account the amount paid from the settlement fund) is fair from a financial point of view to the holders of the units. The Stipulation also provides that in determining whether each of the tender offer prices is fair from a financial point of view, Stanger is expressly directed to consider the following factors: (i) any and all appraisals of the value of the partnership, its properties or any of its other assets that have been prepared since January 1996, (ii) any offers to purchase properties that have been received by the general partner since January 1997, and (iii) all other factors that the independent appraiser deems relevant. The reasonable fees of, and reimbursement of expenses incurred by, the independent appraiser in connection with the settlement will be paid by the partnerships.
See"-Stanger Analysis."

      In accordance with the Stipulation, we have established a settlement fund equal to 6% of the aggregate purchase price of all units sought in this offer. If the Court finally approves the settlement and you tender units in this offer and do not opt out of the settlement, we will make a payment to you from the settlement fund. The payment from the settlement fund represents approximately 5% of our offer price. We will also pay settlement class counsel an amount equal to less than 1% of the price of the units we purchase from you in this offer.

      We are not required to pay more than $50 million in cash (exclusive of amounts payable out of the settlement fund), in the aggregate, to purchase units in this offer and the other offers made as part of the settlement. We may waive or increase this $50 million cash limitation in our sole and absolute discretion, in which case we will so notify you.

      Under the Stipulation, AIMCO or the AIMCO operating partnership is to conduct an additional tender offer for the same partnerships no later than eighteen months after the effective date of the settlement upon the same terms and conditions set forth above. In these tender offers, we will not be required to pay more than $50 million in cash (exclusive of amounts payable out of the settlement fund), but we may increase such amount in our sole and absolute discretion. The $50 million cash limit for these latter tender offers is in addition to the $50 million cash limit applicable to this tender offer and the other tender offers being made concurrently under the Stipulation. Further, if you tender units in the offer contemplated by this paragraph and if you did not opt out of the settlement class, the Stipulation provides that, subject to court approval, we will pay you an additional amount estimated at 5.7% of the offer price per unit in this offer (less the amount paid from the settlement fund) times the number of units we purchased from you in the additional offer and we will pay settlement class counsel an amount estimated at 0.3% of the offer price of the units in this offer (less the amount paid from the settlement fund) times the number of units we purchase from you in the additional offer.

      Subject to court approval, under the Stipulation, settlement class counsel will seek an order awarding appropriate attorneys' fees and the reimbursement of all reasonable expenses incurred in the lawsuit of up to $2 million, plus the amounts payable to settlement class counsel provided for in the previous two paragraphs. Any such amounts allowed by the Court to the settlement class counsel will be paid by 49 partnerships on a pro rata basis based upon the estimated liquidation value of the partnerships, except for the amounts payable to settlement class counsel provided for in the previous two paragraphs.

      Under the Stipulation, the partnerships and the members of the settlement class will release the defendants from claims related to the lawsuit and the Stipulation.

      In addition, under the Stipulation, AIMCO and its affiliates will agree to certain other restrictions on the operation of your partnership, as described in "The Offer -- Section 14. Voting Power."

      Court Approval of the Settlement. While preliminary court approval has been obtained, the terms and conditions of the settlement are subject to final court approval. However, we are making this offer prior to obtaining such court approval because obtaining court approval may take several months. If more than $50 million of units are tendered in this and the other offers, and we do not purchase all of such units, our parent corporation, Apartment Investment and Management Company, a New York Stock Exchange-listed company, will seek an exemption from the registration requirements of the Securities Act of 1933 under
Section 3(a)(10) of such Act in order to offer shares of its stock in exchange for your units tendered that exceed the $50 million cash limit. Section 3(a)(10) provides such an exemption for the exchange of securities where the terms and conditions of the issuance and exchange are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities in the exchange have an opportunity to appear. If the Section 3(a)(10) exemption is not available, AIMCO may register the shares.

DETERMINATION OF OFFER PRICE

      Valuation of Units. In accordance with the Stipulation, we determined our offer price by estimating the estimated liquidation value of your partnership. First, we estimated the value of each property owned by your partnership. For the residential properties, we used the direct capitalization method. This method involves applying a capitalization rate to your partnership's annual property income. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. We annualized your partnership's property income for the nine months ended September 30, 1999. Our method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). We then adjust the capitalization rate based on whether the property's mortgage debt bears interest at a rate above or below 7.5% per annum. Generally, for every 0.5% in excess of 8%, the capitalization rate would be increased by 0.25%. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value.

      Property income is the difference between the revenues from the property and related costs and expenses, excluding income derived from sources other than its regular activities and before income deductions. Income deductions include interest, income taxes, prior-year adjustments, charges to reserves, write-off of intangibles, adjustments arising from major changes in accounting methods and other material and nonrecurring items. In this respect, property income differs from net income disclosed in the partnership's financial statements, which does not exclude these income sources and deductions. The following is a reconciliation of your partnership's annualized property income to your partnership's annualized net income based upon the nine month period ended September 30, 1999:

Net Income (Loss)                     $   516,000
Other Non-Operating Expenses             (157,000)
Depreciation                              917,333
Interest                                  993,333
Equity in Income of joint venture         (90,667)
Property income                         2,179,000

      Although the direct capitalization method is a widely accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that you would receive if you sold your units to someone else or if your partnership were actually liquidated might be higher than our offer price. We determined our offer price as follows:

          o First, we estimated the value of each property owned by your partnership. We valued properties using the direct capitalization method. We selected capitalization rates based on our experience in valuing similar properties. The lower the capitalization rate applied to a property's income, the higher its value. We considered local market sales information for comparable properties, estimated actual capitalization rates (property income less capital reserves divided by sales price) and then evaluated each property in light of its relative competitive position, taking into account property location, occupancy rate, overall property condition and other relevant factors. We believe that arms-length purchasers would base their purchase offers on capitalization rates comparable to those used by us, however there is no single correct capitalization rate and others might use different rates. We annualized the property income for the first nine months of 1999 and then divided such amount by the property's capitalization rate to derive an estimated gross property value.

PROPERTY                                       1999        CAPITALIZATION RATE      ESTIMATED GROSS
--------                                     PROPERTY      -------------------      PROPERTY VALUE
                                              INCOME*                               ----------------
                                            ---------

Bexley House.......................         $  267,000          10.24%              $      2,707,000

Covington Point....................         $  729,000          10.50%                     6,944,000

Lakeside...........................         $  599,000           9.75%                     6,144,000

North Springs......................         $  584,000          10.50%                     6,175,000

Total..............................         $2,179,000                              $     21,970,000
                                                                                    ================

* Property income for the nine months ended September 30, 1999 has been annualized by multiplying by 1.33. Actual 1999 property income could be higher or lower.

          o Second, we calculated the value of the equity of your partnership by adding to the aggregate gross property value of all properties owned by your partnership, the value of the non-real estate assets of your partnership, and deducting the liabilities of your partnership, including mortgage debt and debt owed by your partnership to its general partner (which is our subsidiary) or its affiliates. Pursuant to the Stipulation ,we deducted from this value certain other costs, including required capital expenditures, deferred maintenance, closing costs, the cost of the Stanger opinion for your partnership and your partnership's share of the estimated legal fees payable to settlement class counsel, to derive a net equity value for your partnership of $10,939,282. Closing costs include, but are not limited to legal and accounting fees, real property transfer taxes, title and escrow costs and broker's fees.

          o Third, using this net equity value, we determined the proceeds that would be paid to holders of units in the event of a liquidation of your partnership, based on the terms of your partnership's agreement of limited partnership. Accordingly, 97.00% of the estimated liquidation proceeds are assumed to be distributed to holders of units. Our offer price represents the per unit liquidation proceeds determined in this manner:

Gross valuation of partnership properties                             $21,970,000.0
Plus: Cash and cash equivalents                                           1,589,929
Plus: Other partnership assets, net of security deposits                  1,939,289
Less: Mortgage debt, including accrued interest                         (11,970,172)
Less: Accounts payable and accrued expenses                                (179,256)
Less: Other liabilities                                                    (721,287)
                                                                      -------------
Partnership valuation before taxes and certain costs                     12,628,504
Less: Disposition fees                                                            0
Less: Extraordinary capital expenditures and deferred maintenance          (801,643)
Less: Closing costs                                                        (549,250)
                                                                      -------------
Estimated net valuation of your partnership                              11,277,611
Percentage of estimated net valuation allocated to holders of units           97.00%
                                                                      -------------
Estimated net valuation of units                                         10,939,282
    Total numbers of units                                                   26,776
                                                                      -------------
Estimated valuation per unit                                                 409.00
                                                                      =============
Settlement Fund (51%)*                                                        20.86
                                                                      =============
Cash consideration per unit                                                  429.86
                                                                      =============

* Payable only upon court approval of the settlement and if you do not opt out of the settlement class.


COMPARISON OF CONSIDERATION TO ALTERNATIVE CONSIDERATION

      To assist holders of units in evaluating the offer, your general partner (which is our subsidiary) has attempted to compare the offer price against: (a) prices at which the units have sold in the secondary market; (b) estimates of the value of the units on a liquidation basis; (c) your general partner's estimate of net asset value; and (d) an affiliate's estimate of net liquidation value. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Since the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the range of possible values.

      The results of these comparative analyses are summarized in the chart below. You should bear in mind that the estimated values assigned to the alternative consideration (except historic market and tender offer prices) are based on a variety of assumptions that have been made by us. These assumptions relate to, among other things: the operating results, if any, since September 30, 1999, as to income and expenses of each property, other projected amounts and the capitalization rates that may be used by prospective buyers if your partnership assets were to be liquidated.

      In addition, these estimates are based upon certain information available to your general partner (which is our subsidiary), and no assurance can be given that the same conditions analyzed by us in arriving at the estimates of value will not change. The assumptions used have been determined by the general partner of your partnership in good faith, and, where appropriate, are based upon current and historical information regarding your partnership and current real estate markets, and have been highlighted below to the extent critical to the conclusions of the general partner of your partnership. Actual results may vary from those set forth below based on numerous factors, including interest rate fluctuations, tax law changes, supply and demand for similar apartment properties, the manner in which your partnership's properties are sold and changes in availability of capital to finance acquisitions of apartment properties.

      Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2010 unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                                COMPARISON TABLE

                                                                       PER UNIT
                                                                       --------
       Cash offer price..............................................  $429.86 (1)
       Alternatives:
       Prior tender offers...........................................  $225.00 - $425.00
       Prices on secondary market....................................  $ 50.00 - 660.00
       Stanger's estimate of liquidation value ......................  $433.00
       Stanger's estimate of net asset value ........................  $454.00
       Stanger's estimate of going concern value ....................  $411.00
       Estimated liquidation proceeds................................  $429.86
       General partner's estimate of net asset value.................  $552.00
       Affiliate's estimate of net liquidation value.................  $535.29

-----------

(1) Approximately 5% of our offer price represents a payment from a settlement fund that we have established, which you will be entitled to receive if we receive court approval and you do not request exclusion from the settlement class.

      Prior Tender Offers. In our July 23, 1999 tender offer, the original offer price of $225 per unit, ultimately increased to $410 per unit, was determined based upon our calculation of the liquidation value of your partnership. Such offer price was based on (i) your partnership's property income for each property for the year ended December 31, 1998, (ii) our estimate of appropriate capitalization rates for your partnership's properties, (iii) the then current assets of your partnership, (iv) estimated costs and fees (including applicable state sales taxes) for a sale on the property, and winding up of your partnership, (v) estimated cost of deferred maintenance, (vi) the mortgages for the properties, (vii) your partnership's other liabilities and (viii) the percentage ownership interests of the limited partners in your partnership. Pursuant to such offer and thereafter, we purchased 853.50 units at $410 per unit.

      In September 1999, ERP Operating Limited Partnership, a third party unaffiliated with AIMCO, commenced a tender offer to purchase up to 26,776 units (which represents 100% of the units outstanding) at a purchase price equal to $385 per unit, which was ultimately increased to $425 per unit.

      Prior to the Insignia Merger, tender offers had been made to acquire units of your partnership. On December 15, 1998, Cooper River Properties, L.L.C., then an affiliate of Insignia and now our affiliate, commenced a tender offer pursuant to which it acquired 3,583 units (representing approximately 13.38% of the number outstanding) at a cash purchase price of $324 per unit.

      We are aware that tender offers may have been made by unaffiliated third parties to acquire units in your partnership in exchange for cash. We are unaware of the amounts offered, terms, tendering parties or number of units involved in these tender offers. In connection with tender offers made by Insignia affiliates with respect to partnerships for which we are making offers, some limited partners filed a lawsuit as described in "-The Lawsuit and the Proposed Settlement." We are not aware of any merger, consolidation or other combination involving any of the Insignia Partnerships, or any acquisitions of any of such partnerships or a material amount of the assets of such partnerships.

      Prices on Secondary Market. Secondary market sales information is not a reliable measure of value because of the lack of any known trades. At present, privately negotiated sales and sales through intermediaries are the only means which may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any exchange or quoted on NASDAQ, on the Electronic Bulletin Board, or in "pink sheets." Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

      Although the general partner had requested and sometimes received information on the prices at which units are sold, it does not regularly receive or maintain information regarding the bid or asked quotations of secondary market makers, if any. The prices in the table below are based solely on information provided to the general partner by sellers and buyers of units transferred in sale transactions (i.e., excluding transactions believed to result from the death of a limited partner, rollover to an IRA account, establishment of a trust, trustee to trustee transfers, termination of a benefit plan, distributions from a qualified or nonqualified plan, uniform gifts to minors, abandonment of units or similar non-sale transactions). The transfer paperwork submitted to the general partner often did not include the requested price information or contains conflicting information as to the actual sales price. Sale prices not reported or disclosed could exceed the reported prices. Set forth in the table below are the high and low sales prices of units for the quarterly periods from January 1, 1996 to September 30, 1998, as reported by your general partner:

      SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE GENERAL PARTNER

                                                                                     HIGH          LOW
                                                                                     ----          ---

               Fiscal Year Ended December 31, 1998:
                 Third Quarter...................................................  $660.00        90.00
                 Second Quarter..................................................   500.00       195.00
                 First Quarter...................................................   500.00       315.00
               Fiscal Year Ended December 31, 1997:
                 Fourth Quarter..................................................   500.00       235.00
                 Third Quarter...................................................   331.50       301.33
                 Second Quarter..................................................   325.00       223.00
                 First Quarter...................................................   307.00       210.00
               Fiscal Year Ended December 31, 1996:
                 Fourth Quarter..................................................   296.00       150.69
                 Third Quarter...................................................   286.00        50.00
                 Second Quarter..................................................   152.00       110.00
                 First Quarter...................................................   155.00        85.77

      Set forth below are the high and low sale prices of units for the years ended December 31, 1996, 1997 and 1998 and for the seven months ended July 31, 1999, as reported by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. The Partnership Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed sales prices reported in The Partnership Spectrum. We do not know whether the information compiled by The Partnership Spectrum is accurate or complete.

   SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE PARTNERSHIP SPECTRUM

                                                                                     HIGH          LOW
                                                                                     ----          ---

               Seven Months Ended July 31, 1999:.................................  $300.00      $280.00
               Fiscal Year Ended December 31, 1998:..............................   371.00       300.00
               Fiscal Year Ended December 31, 1997:..............................   331.50       290.00
               Fiscal Year Ended December 31, 1996:..............................      --           --

      Set forth in the table below are the high and low sales prices of units for the year ended December 31, 1998 and for the nine months ended September 30, 1999, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and the other services may contain prices for units that equal or exceed sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP BOARD

                                                                                     HIGH         LOW
                                                                                     ----         ---

               Nine Months Ended September 30, 1999:.............................  $354.10      $292.00
               Fiscal Year Ended December 31, 1998:..............................   371.00       342.08

      Estimated Liquidation Proceeds. Liquidation value is a measure of the price at which the assets of your partnership would sell if disposed of in an arms-length transaction between a willing buyer and your partnership, each having access to relevant information regarding the historical revenues and expenses of the business. Your general partner (which is our subsidiary) estimated the liquidation value of units using the same direct capitalization method and assumptions as we did in valuing the units for the offer price. The liquidation analysis assumes that your partnership's properties are sold to an independent third-party buyer at the current property value and that other balance sheet assets (excluding amortizing assets) and liabilities of your partnership are sold at their book value, and that the net proceeds of sale are allocated to your partners in accordance with your partnership's agreement of limited partnership.

      The liquidation analysis assumes that the assets of your partnership are sold in a single transaction. Should the assets be liquidated over time, even at prices equal to those projected, distributions to limited partners from cash flow from operations might be reduced because your partnership's fixed costs, such as general and administrative expenses, are not proportionately reduced with the liquidation of assets. However, for simplification purposes, the sales of the assets are assumed to occur concurrently. The liquidation analysis assumes that the assets are disposed of in an orderly manner and are not sold in forced or distressed sales where sellers might be expected to dispose of their interests at substantial discounts to their actual fair market value.

      General Partner's Estimates of Net Asset Value. Your general partner (which is our subsidiary) prepared an estimate of your partnership's net asset value per unit in connection with an offer to purchase up to 13.38% of the outstanding units commenced by an unaffiliated party in 1998. That estimate of your partnership's net asset value per unit as of June 30, 1998 was $552. This estimated net asset value is based on a hypothetical sale of the partnership's properties and the distribution to the limited partners and the general partner of the gross proceeds of such sales, net of related indebtedness, together with the cash, proceeds from temporary investments, and all other assets that are believed to have liquidation value, after provision in full for all of the other known liabilities of your partnership. This net asset value does not take into account (i) timing considerations, (ii) costs associated with winding up the partnership, (iii) the distribution paid by your partnership of $14.49 per unit for the fiscal year ended December 31, 1998, or (iv) $801,643 in deferred maintenance costs. Therefore, we believe that this estimate of net asset value per unit does not necessarily represent either the fair market value of a unit or the amount a limited partner reasonably could expect to receive if the partnership's properties were sold and the partnership was liquidated. For this reason, we considered this net asset value estimate to be less meaningful in determining the offer price than our valuation analysis described above.

      Affiliate's Estimate of Net Liquidation Value. An affiliate of your general partner which is now an affiliate of ours, prepared an estimate of your partnership's net liquidation value per unit in connection with a tender offer to purchase units for $375 each which closed in September, 1998. That estimate of your partnership's net liquidation value per unit as of June 30, 1998 was $535.29. This estimated net liquidation value is based on the an income capitalization approached similar to the one we used, adjusted for your partnership's other assets and liabilities (excluding prepaid and deferred expenses and security deposits). Four percent was then deducted from the resulting amount to cover the estimated costs of selling the properties. This final amount was then divided by the number of units outstanding to obtain the $535.29 per unit. While this value is higher than our offer price per unit, because different income and capitalization rates were used and we believe that the income capitalization amounts used overstate the value of the properties.

      Stanger's Estimate of Net Asset Value, Going Concern Value and Liquidation Value. In rendering its opinion set forth as Annex I hereto, Stanger independently estimated your partnership's net asset value to be $454 per unit, its going concern value to be $411 per unit and its liquidation value to be $433 per unit. For an explanation of how Stanger determined such values see "--Stanger Analysis -- Summary of Reviews -- Comparison of Offer Price To Liquidation Value, Going Concern Value and Secondary Market Prices."

ALLOCATION OF CONSIDERATION

      Pursuant to the Stipulation, we have deducted from the estimated net valuation of your partnership an amount allocated to the general partner pursuant to your partnership's agreement of limited partnership as if your partnership was being liquidated at the current time.

STANGER ANALYSIS

      Pursuant to the Stipulation, we engaged Robert A. Stanger & Co., Inc., an independent investment banking firm, to conduct an analysis and to render an opinion (the "Fairness Opinion") as to whether the offer price (excluding the settlement fund payment) for the units is fair, from a financial point of view, to the unitholders. We selected Stanger because of its experience in providing similar services to other parties in connection with real estate merger and sale transactions and Stanger's experience and reputation in connection with real estate partnerships and real estate assets. No other investment banking firm was engaged to provide any report, analysis or opinion relating to the fairness of our offer.

      Stanger has advised us that, subject to the assumptions, limitations and qualifications contained in its Fairness Opinion, the offer price (excluding the settlement fund payment) for the units is fair, from a financial point of view, to the unitholders. We determined the offer price (excluding the settlement fund payment), and Stanger did not, and was not requested to, make any recommendations as to the form or amount of consideration to be paid in connection with the offer.

      The full text of the Fairness Opinion, which contains a description of the matters considered and the assumptions, limitations and qualifications made, is set forth as Annex I hereto and should be read in its entirety. Stanger has advised us that the description of Stanger's analysis contained herein describes the material portions of Stanger's review. The summary set forth herein does not purport to be a complete description of the review performed by Stanger in rendering the Fairness Opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or amenable to summary description.

      We imposed no conditions or limitations on the scope of Stanger's investigation or with respect to the methods and procedures to be followed in arriving at the fairness opinion. See "-Assumptions, Limitations and Qualification." We have agreed to indemnify Stanger against any losses, claims, damages, liabilities or expenses to which Stanger may be subject, under any applicable federal or state law, including federal and state securities laws, arising out of Stanger's engagement to prepare and deliver the Fairness Opinion.

      Experience of Stanger. Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

      Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporate and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets. Stanger was selected because of its experience and reputation in connection with real estate partnerships, real estate assets and mergers and acquisitions.

      Summary of Materials Considered. In the course of Stanger's analysis to render its opinion, Stanger: (i) reviewed a draft of the Offer to Purchase related to the offer in substantially the form which will be distributed; (ii) reviewed your partnership's audited financial statements for the years ended December 31, 1997 and 1998, and its unaudited financial statements for the period ended September 30, 1999, which your partnership's management has indicated to be the most current available financial statements at the time for your partnership; (iii) reviewed descriptive information concerning your partnership's real estate assets (the "property") provided by management, including location, number of units and unit mix or square footage, age, and amenities; (iv) reviewed summary historical operating statements for your partnership's property for 1997, 1998 and 1999; (v) reviewed operating budgets for your partnership's property for 1999, as prepared by management; (vi) reviewed information prepared by management relating to any debt encumbering your partnership's property; (vii) reviewed information regarding market rental rates and conditions for similar properties in the general market area of your partnership's property and other information relating to acquisition criteria for similar properties; (viii) reviewed internal financial and forecast analyses prepared by your partnership of the estimated current net liquidation value of your partnership; and (ix) conducted other studies, analysis and inquiries as Stanger deemed appropriate.

      A summary of the operating budgets per property for the year ended December 31, 1999, which was supplied by your partnership to Stanger, is as follows:

                          FISCAL 1999 OPERATING BUDGET

                        DAVIDSON INCOME REAL ESTATE, L.P.

                                    NORTHSPRINGS    LAKESIDE     BEXLEY HOUSE       COVINGTON PT
                                    ------------   ----------    ------------       ------------

Total Revenues                         1,152,656    1,403,531         821,074          1,581,729
Operating Expenses                      (530,294)    (585,642)       (429,496)          (730,934)
                                    ------------   ----------    ------------       ------------
Net Operating Income Before
   Replacement Reserves                  622,362      817,889         391,578            850,795

      The above budget, at the time it was made, was forward-looking information developed by the general partner of your partnership. Therefore, the budget was dependent upon future events with respect to the ability of your partnership to meet such budget. The budget incorporated various assumptions including, but not limited to, revenue (including occupancy rates), various operating expenses, general and administrative expenses, capital expenditures, and working capital levels. While the general partner deemed such budget to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the budgeted results will actually occur. Any estimate of the future performance of a business, such as your partnership's business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

      The budget amounts provided above are figures that were not computed in accordance with GAAP. In particular, items that are categorized as capital expenditures for purposes of preparing the operating budget are often re-categorized as expenses when the financial statements are audited and presented in accordance with GAAP. Therefore, the summary operating budget presented for fiscal 1999 should not necessarily be considered as indicative of what the audited operating results for fiscal 1999 will be.

      In addition, Stanger discussed with management of your partnership and AIMCO the market conditions for the property, conditions in the market for sales/acquisitions of properties similar to that owned by your partnership, historical, current and projected operations and performance of your partnership's property and your partnership, the physical condition of your partnership's property including any deferred maintenance, and other factors influencing value of your partnership's property and your partnership. Stanger also performed site inspections of your partnership's property, reviewed local real estate market conditions, and discussed with property management personnel conditions in local apartment rental markets and market conditions for sales and acquisitions of properties similar to your partnership's property.

      Summary of Reviews. The following is a summary of the material reviews conducted by Stanger in connection with and in support of its Fairness Opinion. The summary of the opinion and reviews of Stanger set forth in herein is qualified in its entirety by reference to the full text of such opinion.

      Property Evaluation. In preparing its Fairness Opinion, Stanger performed a site inspection of your partnership's property during the fourth quarter of 1998. In the course of the site visit, the physical facilities of your partnership's property were observed, current rental and occupancy information was obtained, current local market conditions were reviewed, similar competing properties were identified, and local property management personnel were interviewed concerning your partnership's property and local market conditions. Stanger also reviewed and relied upon information provided by your partnership and AIMCO, including, but not limited to, financial schedules of historical and current rental rates, occupancies, income, expenses, reserve requirements, cash flow and related financial information; property descriptive information, including unit mix or square footage; and information relating to the condition of the property, including any deferred maintenance, capital budgets, status of ongoing or newly planned property additions, reconfigurations, improvements and other factors affecting the physical condition of the property improvements.

      Stanger also reviewed historical operating statements for your partnership's property for 1997, 1998 and for the nine month period ending September 30, 1999, the operating budget for 1999, as prepared management of your partnership, and discussed with management the current and anticipated operating results of your partnership's property.

      In addition, Stanger interviewed management personnel of your partnership and AIMCO. Such interviews included discussions of conditions in the local market, economic and development trends affecting your partnership's property, historical and budgeted operating revenues and expenses and occupancies and the physical condition of your partnership's property (including any deferred maintenance and other factors affecting the physical condition of the improvements), projected capital expenditures and building improvements, the terms of existing debt encumbering your partnership's property, and expectations of management regarding operating results of your partnership's property.

      Stanger also reviewed the acquisition criteria used by owners and investors in the type of real estate owned by your partnership, utilizing available published information and information derived from interviews conducted by Stanger with various real estate owners and investors.

Comparison of Offer Price. Stanger observed that the offer price (excluding the settlement fund payment) of $409 per unit is equal to management's estimate of liquidation value.

      In addition to the above analysis, Stanger prepared an independent estimate of net asset value, going concern value and liquidation value per unit. Stanger has advised AIMCO that Stanger's estimates of net asset value, going concern value and liquidation value are based upon Stanger's independent estimate of property income, a direct capitalization rate range of 9.75% to 10.0%, transaction costs of 3% to 5%, growth rates of 3% and a terminal capitalization rate range of 10.25% to 10.5%. Stanger has advised us that the direct capitalization rate represents Stanger's estimate of the capitalization rate applicable to its estimate of property income and is based upon Stanger's independent estimate of the direct capitalization rate for such property based upon such property's age, condition and location. Stanger further advised us that the terminal capitalization rate is the capitalization rate utilized in Stanger's going concern value estimate which is applied to Stanger's estimate of property income in the eleventh year to establish the value of the property at the end of the tenth year. Stanger has advised us that Stanger estimated the terminal capitalization rate at a 50 basis point premium to the direct capitalization rate estimate for each property. Stanger utilized deferred maintenance estimates derived from the Adjusters International, Inc. reports in the calculation of net asset value, going concern value and liquidation value. Stanger advised us that Stanger adjusted its estimate of net asset value and liquidation value for the cost of above market debt using an 8% interest rate. With respect to the going concern value estimate prepared by Stanger, Stanger advised AIMCO that a ten-year projection period and a discount rate of 17.5% was utilized. Such discount rate reflects the risk associated with real estate, leverage and a limited partnership investment. The 17.5% discount rate was based upon the property's estimated internal rate of return derived from the discounted cash flow analysis, (12.5% as described above), plus a premium reflecting the additional risk associated with mortgage debt equal to more than 50% of property value. Stanger's estimates were based in part upon information provided by us. Stanger relied upon the deferred maintenance estimates, property descriptions, unit configurations, allocation among partners, and other data provided by us. Stanger's analyses were based on balance sheet data as of September 30, 1999. Stanger's estimate of net asset value, going concern value and liquidation value per unit were $454, $411 and $433 representing premiums to the offer price (excluding the settlement fund payment) of 11 %, .5 % and 6%. See "-Comparison of Consideration to Alternative Consideration."

      Stanger observed that we are tendering for units of limited partnership interest in the Partnership and that such units represent a minority interest in the Partnership. Additionally, Stanger observed that the Partnership is not listed on any established securities exchange but does trade infrequently in an informal secondary market. Stanger has advised the Partnership that during the past 5 years, Stanger has reviewed the secondary market trading activity of more than 500 partnerships involving more than 31,500 transactions and has compared the price derived in such transactions to the reported net asset value of such Partnerships where such data was reported. Stanger observed average discounts for each of the five year periods ranging from 23.6% to 28.1% for actively traded partnerships. Stanger observed that the offer price (excluding the settlement fund reserve) represents a 10% discount to Stanger's estimate of net asset value.

      Conclusions. Stanger concluded, based upon its analysis of the foregoing and the assumptions, qualifications and limitations stated below, as of the date of the Fairness Opinion, that the offer price (excluding the settlement fund payment) to be paid for the units in connection with the offer is fair to the unitholders from a financial point of view. Stanger has rendered similar fairness opinions with regard to certain other tender offers being made by us. Stanger rendered the opinions only as to the individual fairness of the offer price (excluding the settlement fund payment) in each in such tender offer. The Fairness Opinion does not address the fairness of all possible acquisitions of interests in your partnership. In addition, the Fairness Opinion will not be revised to reflect the actual participation in the offer.

      Assumptions, Limitations and Qualifications. In rendering the Fairness Opinion, Stanger relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and data, and all other reports and information contained herein or that were provided, made available, or otherwise communicated to Stanger by your partnership, AIMCO, or the management of the partnership's property. Stanger has not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of your partnership. Stanger relied upon the representations of your partnership and AIMCO concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditure and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of your partnership, the allocation of your partnership's net values between your general partner (which is our subsidiary) and limited partners of your partnership, the terms and conditions of any debt encumbering the partnership's property, and the transaction costs and fees associated with a sale of the property. Stanger also relied upon the assurance of your partnership, AIMCO, and the management of the partnership's property that any financial statements, budgets, pro forma statements, projections, capital expenditure estimates, debt, value estimates and other information contained herein or provided or communicated to Stanger were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of your partnership's agreement of limited partnership, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the partnership's property or other balance sheet assets and liabilities or other information reviewed between the date of such information provided and the date of the Fairness Opinion; that your partnership, AIMCO, and the management of the partnership's property are not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading; that the highest and best use of the partnership's property is as improved; and that all calculations were made in accordance with the terms of your partnership's agreement of limited partnership.

      Stanger was not requested to, and therefore did not: (i) select the offer price or the offer price (excluding the settlement fund payment); (ii) make any recommendation to your partnership or its partners with respect to whether to accept or reject the proposed offer; (iii) solicit any third party indications of interest in acquiring the assets of your partnership or all or any part of your partnership; or (iv) express any opinion as to (a) the tax consequences of the offer to unitholders, (b) the terms of your partnership's agreement of limited partnership or the terms of any agreements or contracts between your partnership and AIMCO; (c) AIMCO's or the general partner's business decision to effect the offer, or alternatives to the offer, (d) the amount or allocation of expenses relating to the offer between AIMCO and your partnership or tendering unitholders; (e) the amount or derivation of liquidation values per unit of limited partnership interests in your partnership by us: and (f) any adjustments made to determine the offer price or the offer price (excluding the settlement fund payment) and the net amounts distributable to the unitholders, including but not limited to, balance sheet adjustments to reflect your partnership's estimate of the value of current net working capital balances, reserve accounts, and liabilities, and adjustments to the offer consideration for distributions made by your partnership subsequent to the date of the offer.

      Stanger is not expressing any opinions as to the fairness of any terms of the offer other than the offer price (excluding the settlement fund payment) for the units, nor did Stanger address the fairness of all possible acquisitions of interests in the partnership. The opinion will not be revised to reflect the actual results of the offer. Stanger's opinion is based on business, economic, real estate and capital market, and other conditions as of the date of its analysis and addresses the offer in the context of information available as of the date of its analysis. Events occurring after such date and before the closing of the proposed offer could affect value of the partnership's property or the assumptions used in preparing the Fairness Opinion. Stanger has no obligation to update the Fairness Opinion on the basis of subsequent events.

      In connection with preparing the Fairness Opinion, Stanger was not engaged to, and consequently did not, prepare any written or oral report or compendium of its analysis for internal or external use beyond the report set forth in Annex I.

      Compensation and Material Relationships. Stanger has been retained by AIMCO to provide fairness opinions with respect to your partnership and other partnerships which are or will be the subject of similar offers under the settlement. Pursuant to the Stipulation, Stanger's fee of $21,000 with respect to its Fairness Opinion for your partnership will be paid by your partnership. The estimated aggregate fee payable to Stanger in connection with all affiliated partnerships is estimated at 1,500,000. In addition, Stanger is entitled to reimbursement for reasonable legal, travel and out-of-pocket expenses incurred in making the site visits and preparing the Fairness Opinion, and is entitled to indemnification against certain liabilities, including certain liabilities under Federal securities laws. No portion of Stanger's fee is contingent upon consummation of the offer or the content of Stanger's opinion. Stanger was engaged by AIMCO during 1997 to represent AIMCO in negotiations to acquire interests in a real estate limited partnership. Such transaction was never consummated and no fee was ever paid to Stanger in connection with such proposed transaction. Stanger was also engaged in and did render certain fairness opinions in 1998 and 1999 for certain exchange offers we made and received fees and expenses of approximately $317,000. AIMCO and its affiliates may retain the services of Stanger in the future. Any such future services could relate to this offer, some or all of the concurrent offers, or a completely separate transaction.

SECTION 10. POSITION OF THE GENERAL PARTNER OF YOUR PARTNERSHIP WITH RESPECT TO THE OFFER.

      The general partner of your partnership believes the offer price and the structure of the transaction are fair to the limited partners. In making such determination, the general partner considered all of the factors and information set forth below, but did not quantify or otherwise attach particular weight to any such factors or information:

          o The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them.

          o Our offer price, the method we used to determine our offer price and the fact that such method was determined by arms-length negotiations in connection with the settlement of the lawsuit.

          o    The Fairness Opinion of Robert A. Stanger & Co., Inc.

          o Prices at which the units have recently sold, to the extent such information is available.

          o    The absence of an established trading market for your units.

          o An evaluation of the financial condition and results of operations of your partnership including the increase in property income of your partnership from $1,743,000 for the year ended 1998 (based on annualizing the net income for the nine months ended September 30, 1998) compared to an estimated $2,179,000 for the year ending December 31, 1999 (based on annualizing net income for the nine months ended September 30, 1999) Actual 1999 taxes could be higher or lower.

      The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Although the general partner believes the offer is fair, you must make your own decision whether or not to participate in the offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units.

SECTION 11.      CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES.

      Conflicts of Interest With Respect to the Offer. The general partner of your partnership became a majority-owned subsidiary of AIMCO on October 1, 1998, when AIMCO merged with Insignia. Your general partner became a wholly owned subsidiary of AIMCO on February 26, 1999 when IPT merged with AIMCO. Accordingly, the general partner of your partnership has substantial conflicts of interest with respect to the offer. The general partner of your partnership has a fiduciary obligation to obtain a fair offer price for you, even as a subsidiary of AIMCO. As a consequence of our ownership of units, we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Such conflicts of interest in connection with the offer and the operation of AIMCO differ from those conflicts of interest that currently exist for your partnership. See "Risk Factors -- Conflicts of Interest With Respect to the Offer." Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units pursuant to the offer. LIMITED PARTNERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

      Conflicts of Interest That Currently Exist for Your Partnership. We own both the general partner of your partnership and the property manager of your partnership's properties. The general partner does not receive an annual management fee but may receive reimbursements for expenses incurred in its capacity as general partner. The general partner of your partnership received total fees and reimbursements of $153,000 in 1996, $124,000 in 1997 and $133,000 in 1998. The property manager for the residential properties received management fees of $233,000 in 1996, $233,000 in 1997 and $235,000 in 1998. We have no current intention of changing the fee structure for your general partner or the manager of your partnership's properties.

      Competition Among Properties. Because AIMCO and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that AIMCO may acquire properties in general market areas where your partnership properties are located. It is believed that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing AIMCO's properties, we will attempt to reduce conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer's needs.

      Future Offers. Except as contemplated by the Stipulation, we have no current plans to conduct future tender offers for your units. However, our plans may change based on future circumstances, including third party tender offers. Any such future offers that we might make could be for consideration that is more or less than the consideration we are currently offering.

SECTION 12.      FUTURE PLANS OF THE PURCHASER.

      As described above under "The Offer -- Section 9. Background and Reasons for the Offer," we own the general partner and thereby control the management of your partnership. In addition, we own the manager of your partnership's properties. We currently intend that, upon consummation of the offer, your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

      Although we have no present intention to do so (except as provided in the Stipulation), we may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in AIMCO Properties, L.P. or other consideration. We also may consider selling some or all of the units we acquire pursuant to the offer to persons not yet determined, which may include our affiliates. We may also buy your partnership's properties, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

      Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership or any of your partnership's subsidiaries; a sale or transfer of a material amount of your partnership's assets (or assets of the partnership's subsidiaries); any changes in composition of your partnership's senior management or personnel or their compensation; any changes in your partnership's present capitalization or distribution policy; or any other material changes in your partnership's structure or business. We or our affiliates may loan funds to your partnership which may be secured by your partnership's property. If any such loans are made, upon default of such loans, the lender could seek to foreclose on the loan and related mortgage or security interest. However, we expect that consistent with your general partner's fiduciary obligations, the general partner will seek and review opportunities (including opportunities identified by us) to engage in transactions which could benefit your partnership, such as sales or refinances of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

      We have been advised that the possible future transactions the general partner expects to consider on behalf of your partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the partnership. Any such merger or consolidation transaction could involve other limited partnerships in which your general partner or its affiliates serve as general partners, or a combination of the partnership with one or more existing, publicly traded entities (including, possibly, affiliates of AIMCO), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to the limited partners of your partnership, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted therein. Limited partners may vote on a liquidation, and if we are successful in acquiring a substantial number of units pursuant to the offer, we will be able to control the outcome of any such vote. Even if we acquire a lesser number of units pursuant to the offer, however, because we currently own approximately 20.69% of the outstanding units we will be able to significantly influence the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

SECTION 13.      CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP.

      General. Davidson Income Real Estate, L.P. was organized on April 30, 1985, under the laws of the State of Delaware. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in various types of real properties which offer potential capital appreciation and cash distributions to its limited partners.

      Your partnership's investment portfolio currently consists of the following four residential apartment complexes: Bexley House, a 64-unit complex in Columbus, Ohio; Covington Point, a 180-unit complex in Dallas, Texas; Lakeside, a 216-unit complex in Charlotte, North Carolina; and North Springs, a 120-unit complex in Atlanta, Georgia.

      The general partner of your partnership is DDP, Inc., which is a wholly owned subsidiary of AIMCO. A wholly owned subsidiary of AIMCO serves as manager of the properties owned by your partnership. As of October 26, 1999, there were 26,776 units issued and outstanding, which were held of record by 2,354 limited partners. Your partnership's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number at that address is (303) 757-8101.

      For additional information about your partnership, please refer to the annual report prepared by your partnership which was sent to you prior to this offer to purchase, particularly Item 2 of Form 10-KSB which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes.

      INVESTMENT OBJECTIVES AND POLICIES; SALE OR FINANCING OF INVESTMENTS. In general, your general partner (which is our subsidiary) regularly evaluates the partnership's properties by considering various factors, such as the partnership's financial position and real estate and capital markets conditions. The general partner monitors the properties' specific locale and sub-market conditions (including stability of the surrounding neighborhood) evaluating current trends, competition, new construction and economic changes. The general partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a particular partnership property. If rental market conditions improve, the level of distributions might increase over time. It is possible that the private resale market for properties could improve over time, making a sale of the partnership's properties in a private transaction at some point in the future a more viable option than it is currently. After taking into account the foregoing considerations, your general partner is not currently seeking a sale of your partnership's properties primarily because it expects the properties' operating performance to improve in the near term. The general partner noted that it expects to spend approximately $801,643 for capital improvements at the properties in 1999 to repair and update the properties. Improvements include building improvements, carpet replacement, enhancement of recreational facilities, landscaping, roof replacement, parking lot improvements, structural improvements, exterior painting and fence replacement. Although there can be no assurance as to future performance, however, these expenditures are expected to improve the desirability of the property to tenants. The general partner does not believe that a sale of the properties at the present time would adequately reflect the properties' future prospects. Another significant factor considered by your general partner is the likely tax consequences of a sale of the properties for cash. Such a transaction would likely result in tax liabilities for many limited partners. The general partner has not received any recent indication of interest or offer to purchase the properties.

      Originally Anticipated Term of Partnership. Your partnership's prospectus, dated July 26, 1985, pursuant to which units in your partnership were sold, indicated that your partnership was intended to be self-liquidating and that it was anticipated that the partnership's properties would be sold within 3 to 7 years of their acquisition, provided market conditions permit. The prospectus also indicated that there could be no assurance that the partnership would be able to so liquidate and that, unless sooner terminated as provided in the partnership agreement, the existence of the partnership would continue until the year 2010. The partnership currently owns 4 apartment properties. Your general partner (which is our subsidiary) continually considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. We cannot predict when any of the properties will be sold or otherwise disposed of. However, there is no current plan or intention to sell the properties in the near future.

      Under your partnership's agreement of limited partnership, the term of the partnership will continue until December 31, 2010 unless sooner terminated as provided in the agreement or by law. Limited partners could, as an alternative to tendering their units, take a variety of possible actions, including voting to liquidate the partnership or amending the agreement of limited partnership to authorize limited partners to cause the partnership to merge with another entity or engage in a "roll-up" or similar transaction.

      Capital Replacement. Your partnership has an ongoing program of capital improvements, replacements and renovations, including roof replacements, kitchen and bath renovations, balcony repairs (where applicable), replacement of various building systems and other replacements and renovations in the ordinary course of business. All capital improvement and renovation costs are expected to be paid from operating cash flows, cash reserves, or from short-term or long-term borrowings.

      Competition. There are other properties within the market area of your partnership's properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership's properties and the rents that may be charged for such apartments. While we are a significant factor in the United States in the apartment industry, competition for apartments is local. According to data published by the National Multi-Housing Council, as of January 1, 1999, our portfolio of 373,409 owned or managed apartment units represents approximately 2.2% of the national stock of rental apartments in structures with at least five apartments.

      Financial and Property-Related Data. The selected financial information for your partnership set forth below for the years ended December 31, 1998 and 1997, is based on audited financial statements. The selected financial information for your partnership set forth below for the six months ended June 30, 1999 and 1998, is based on unaudited financial statements. This information should be read in conjunction with such financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership" in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 1998 and the Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

                        DAVIDSON INCOME REAL ESTATE, L.P.

                                                          FOR THE SIX MONTHS ENDED          FOR THE YEAR ENDED
                                                                    JUNE 30,                     DECEMBER 31,
                                                          ---------------------------   ---------------------------
                                                             1999            1998           1998           1997
                                                          ------------   ------------   ------------   ------------
                                                                (in thousands, except per unit data)
  OPERATING DATA:
  Total Revenues ......................................   $      2,464   $      2,291   $      4,637   $      4,668
  Net income (Loss) ...................................            319             18             36            (77)
  Net Income per limited partnership unit .............          11.54           0.67           1.31          (2.80)
  Distributions per limited partnership unit ..........           4.52           7.25          14.49          13.56

                                                                    JUNE 30,                    DECEMBER 31,
                                                          ---------------------------   ---------------------------
                                                              1999           1998           1998           1997
                                                          ------------   ------------   ------------   ------------
  BALANCE SHEET DATA:
  Cash and Cash Equivalents ...........................   $      1,336   $        793   $        920   $        776
  Real Estate, Net of Accumulated Depreciation ........         13,409         13,944         13,625         14,138
  Total Assets ........................................         15,812         15,921         15,823         16,269
  Notes Payable........................................         11,842         11,957         11,901         12,011
  General Partners' Capital (Deficit)..................           (666)          (667)          (672)          (661)
  Limited Partners' Capital (Deficit)..................          4,153          4,142          3,965          4,318
  Partners' Capital (Deficit)..........................          3,487          3,475          3,293          3,657
  Total Distributions..................................           (125)          (200)          (400)          (377)
  Net increase (decrease) in cash and cash
  equivalents..........................................            416             17            144            121
  Net cash provided by operating activities............            720            425            936            832

      Description of Properties. The following shows the location, the date of purchase, the nature of your partnership's ownership interest in and the use of each of your partnership's properties.

             PROPERTY                   DATE OF PURCHASE              TYPE OF OWNERSHIP                 USE
             --------                   ----------------              -----------------                 ---

  Northsprings Apartments                    11/13/85        Fee ownership, subject to first and     Apartment
                                                             second mortgages                        120 units

  Lakeside Apartments                         5/20/86        Fee ownership, subject to first and     Apartment
                                                             second mortgages                        216 units

  Bexley House Apartments                     9/30/86        Fee ownership, subject to first and     Apartment
                                                             second mortgages                        64 units

  Covington Pointe Apartments                 3/10/87        Fee ownership, subject to first and     Apartment
                                                             second mortgages                        180 units

  Brighton Crest Apartments (JV)        Phase I 6/30/97      Registrant has a 17.5% interest in      320 units
                                        Phase II 12/15/87    the joint venture which has fee
                                                             ownership subject to first and second
                                                             mortgages



Accumulated Depreciation Schedule. The following shows the gross carrying value, accumulated depreciation and federal tax basis of each of your partnership's properties as of December 31, 1998.

        PROPERTY             GROSS           ACCUMULATED          RATE       METHOD     FEDERAL
        --------         CARRYING VALUE     DEPRECIATION          ----       ------    TAX BASIS
                         --------------     ------------                               ---------

                                           (in thousands)
  Northsprings           $       4,850       $    2,346         5-25 yrs.      S/L     $   3,530
  Lakeside                       6,522            3,079         5-25 yrs.      S/L         4,536
  Bexley House                   3,823            1,729         5-25 yrs.      S/L         2,717
  Covington Pointe               9,485            3,901         5-25 yrs.      S/L         6,531
  Total                  $      24,680       $   11,055                                $  17,314
                         =============       ==========                                =========

      Schedule of Mortgages. The following shows certain information regarding the outstanding mortgages encumbering each of your partnership's properties as of December 31, 1998.

               PROPERTY            PRINCIPAL       STATED       PERIOD    MATURITY       PRINCIPAL
               --------           BALANCE AT     INTEREST     AMORTIZED     DATE       BALANCE DUE AT
                                  DECEMBER 31,      RATE      ---------   --------        MATURITY
                                    1998         --------                              --------------
                                --------------
                                (in thousands)                                         (in thousands)
  Northsprings
      1st mortgage                 $   1,861       7.83%      28.67 yrs.  10/15/03        $   1,701
      2nd mortgage                        61       7.83%        (1)       10/15/03               61
  Lakeside
      1st mortgage                     4,100       7.33%        (1)       11/01/03            4,100
  Bexley House
      1st mortgage                     1,250       7.60%      21.40 yrs.  11/15/02            1,052
      2nd mortgage                        45       7.60%        (1)       11/15/02               45

  Covington Pointe
      1st mortgage                     4,559       7.83%      28.67 yrs.  10/15/03            4,169
      2nd mortgage                       150       7.83%        (1)       10/15/03              150
                                    --------
                Total                 12,026

  Less unamortized discounts            (125)
                                    --------                                              ----------
                                    $ 11,901                                              $   11,278
                                    ========                                              ==========

------------------------

(1)  Payments consist of interest only.


Average Annual Rent and Occupancy Rates. The following shows the average annual rent amounts and occupancy rates for each of your partnership's properties during the year ended December 31, 1998 and the nine months ended September 30, 1999.

                            AVERAGE ANNUAL RENT               AVERAGE ANNUAL OCCUPANCY RATE
                       -------------------------------      ----------------------------------
  PROPERTY               1999*                  1998          1999*                      1998
  --------             --------                -------      --------                    ------
  Northsprings         $  9,565                $ 9,823         96%                       96%
  Lakeside             $  6,109                  6,550         94%                       94%
  Bexley House         $ 11,137                 11,784         92%                       91%
  Covington Pointe     $  8,442                  9,547         93%                       83%

-------------------------

* Based on annualizing the average annual rent and occupancy rate for the nine months ended September 30, 1999, by multiplying such averages by 1.33. Actual 1999 average annual rent and occupancy rate could be higher or lower.

      Schedule of Real Estate Taxes and Rates. The following shows the real estate taxes and rates for 1999 for each of your partnership's properties.

                      PROPERTY                         1999 TAXES*      1999 TAX RATE
                      --------                         -----------      -------------

  Northsprings                                          $  55,935             3.95%
  Lakeside                                                 66,470             1.28%
  Bexley House                                             73,973             8.74%
  Covington Pointe                                        139,734             2.54%

-----------------------

* Based on annualizing the taxes for the nine months ended September 30, 1999 by multiplying such taxes by 1.33. Actual 1999 taxes could be higher or lower.

      Property Management. Your partnership's properties are managed by an entity which is a wholly owned subsidiary of AIMCO. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership's properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

      Distributions. The following table shows, for each of the years indicated, the distributions paid per unit in such years.

                   YEAR ENDED
                   DECEMBER 31                                                            AMOUNT
                   -----------                                                            ------
                   1995...............................................................    $21.75
                   1996...............................................................     17.40
                   1997...............................................................     13.57
                   1998...............................................................     14.49
                   1999 (through September 30, 1999)..................................      9.95
                             Total....................................................    $77.16
                                                                                          ======

      Beneficial Ownership of Interests in Your Partnership. Together with its subsidiaries, we currently beneficially own, in the aggregate, approximately 20.69% of the interests in your partnership. Except as set forth above, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

      Compensation Paid to the General Partner and its Affiliates. The following table shows, for each of the years indicated, compensation paid to your general partner and its affiliates:


                                   YEAR                             PARTNERSHIP FEES          PROPERTY
                                   ----                               AND EXPENSES        MANAGEMENT FEES
                                                                    ----------------      ---------------
          1995................................................          $ 185,047            $ 221,930
          1996................................................            153,000              233,000
          1997................................................            124,000              233,000
          1998................................................            133,000              235,000
          1999*                                                           109,333              249,333

------------------------

* Based on annualizing the fees and expenses for the nine months ended September 30, 1999 by multiplying such fees and expenses by 1.33. Actual 1999 fees and expenses could be higher or lower.

      Legal Proceedings. Your partnership may be party to a variety of legal proceedings arising in the ordinary course of the business related to its ownership of the partnership's properties, which are not expected to have a material adverse effect on your partnership.

      Additional Information Concerning Your Partnership. Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

SECTION 14. VOTING POWER.

      Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. Because the general partner of your partnership is our affiliate, we control the management of your partnership. Under your partnership's agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, the addition of a new general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership's assets. If we acquire 8,190.99 additional units that we are offering to purchase, we will own a majority of the outstanding units and will have the ability to control any vote of the limited partners.

      If we acquire a substantial number of additional units pursuant to our offer, we may be in a position to influence or control voting decisions with respect to the limited partners of your partnership. See "The Offer -- Section
7. Effect of the Offer."

However, in connection with the settlement, we have agreed that:

          o We will not propose, or cause to have proposed, for a period of at least five years after the effective date of the settlement, any amendments to your partnership agreement of limited partnership which relate to an increase in the various fees that are payable to the general partner and/or its affiliates under the terms of such partnership agreement or existing management contracts.

          o We will vote any units that we own in your partnership in the same manner (and percentages) as do unaffiliated limited partners with respect to any proposal to increase the various fees that are payable to the general partner or its affiliates under the terms of such partnership agreement or existing management contracts.

          o We will obtain a fairness opinion from an independent appraiser with respect to the consideration offered unaffiliated limited partners in the event of a sale or merger of your partnership to or with us or our affiliates.

SECTION 15. SOURCE OF FUNDS.

      We expect that approximately $9,055,000 will be required to purchase all of the limited partnership units that we are seeking in this offer (exclusive of fees and expenses estimated to be $40,000). For more information regarding fees and expenses, see "The Offer -- Section 19. Fees and Expenses."

      In addition to this offer, we are concurrently making offers to acquire interests in approximately 48 other limited partnerships pursuant to the Stipulation. If all such offers were fully subscribed for cash, we would be required to pay approximately $480 million for all such units (except that with respect to all of such offers we are not obligated to pay more than $50 million. If for some reason we did not have such funds available we might extend this offer for a period of time sufficient for us to obtain additional funds, or we might terminate this offer. However, based on our past experience with similar offers, we do not expect all such offers to be fully subscribed. As of June 30, 1999, we had $51,658,000 of cash on hand and $300 million available for borrowing under our existing lines of credit.

      Under our $300 million secured revolving credit facility with Bank of America, BankBoston, N.A. and First Union National Bank, AIMCO Properties, L.P. is the borrower and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The credit facility includes a swing line of up to $30 million. The obligations under the credit facility are secured by AIMCO Properties, L.P.'s pledge of its stock ownership in certain subsidiaries of AIMCO as well as a pledge of its interests in notes issued by it to certain subsidiaries of AIMCO. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR-based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2001 unless extended at the discretion of AIMCO Properties, L.P., at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. The financial covenants contained in the credit facility require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, and a fixed charge coverage ratio of at least 1.7 to 1.0 through September 30, 1999 and 1.75 to 1.0 thereafter. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) (or such amounts as may be necessary for us to maintain our status as a REIT), imposes minimum net worth requirements and provides other financial covenants related to certain of our assets and obligations.

SECTION 16. DISSENTERS' RIGHTS.

      Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

SECTION 17. CONDITIONS OF THE OFFER.

      Notwithstanding any other provisions of our offer, we will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this offer to purchase, and at or before the expiration of our offer (including any extension thereof), any of the following shall occur or may be reasonably expected to occur:

      (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns property, including any fire, flood, natural disaster, casualty loss, or act of God that, in our reasonable judgment, are or may be materially adverse to your partnership or the value of the units to us, or we shall have become aware of any facts relating to your partnership, its indebtedness or its operations which, in our reasonable judgment, has or may have material significance with respect to the value of your partnership or the value of the units to us; or

      (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing price of a share of AIMCO's Class A Common Stock of more than 7.5% from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in 30-day LIBOR or the price of the 10-year Treasury Bond or the 30-year Treasury Bond, or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, in each case, from the date hereof, (iii) any material adverse change in the commercial mortgage financing markets, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, conflict, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof; or

      (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge our purchase of the units, restrains, prohibits or delays the making or consummation of our offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any affiliates of ours), seeks to obtain any material amount of damages as a result of the transactions contemplated by our offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to our offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as general partner of the partnership or to remove such entity as general partner of your partnership, or seeks to impose any material limitation on our ability or the ability of any affiliate of ours to conduct your partnership's business or own such assets, (iv) seeks to impose material limitations on our ability to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to the limited partners, or (v) might result, in our reasonable judgment, in a diminution in the value of your partnership or a limitation of the benefits expected to be derived by us as a result of the transactions contemplated by our offer or the value of the units to us; or

      (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to our offer, your partnership, any general partner of your partnership, us or any affiliate of ours or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (c) above; or

      (e) your partnership shall have (i) changed, or authorized a change of, its units or your partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding units or other securities, (iv) declared or paid any dividend or distribution on any units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
(vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice,
(viii) authorized, recommended or proposed, or entered into, any transaction which, in our reasonable judgment, has or could have an adverse affect on the value of your partnership or the units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of your partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated; or

      (f) a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than five percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than five percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a debt refinancing, merger, consolidation, purchase or lease of assets or other business combination with or involving your partnership; or

      (g) the offer to purchase may have an adverse effect on AIMCO's status as a REIT; or

      (h) we shall not have adequate cash or financing commitments available to pay the offer price; or

      (i) the Court shall fail to approve the settlement contemplated by the Stipulation by December 31, 1999, the parties terminate the settlement or such settlement shall otherwise terminate.

SECTION 18. CERTAIN LEGAL MATTERS.

      General. Except as set forth in this Section 18, we are not, based on information provided by your general partner (which is our subsidiary), aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 18.

      Antitrust. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

      Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

      State Laws. We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) unitholders residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

SECTION 9.   FEES AND EXPENSES.

      Except as set forth in this Section 19, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained River Oaks Partnership Services, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and its legal fees and expenses.

-----------------------------

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

      We have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in "The Offer -- Section 13. Certain Information Concerning Your Partnership--Additional Information Concerning Your Partnership."

                                                AIMCO PROPERTIES, L.P.

                                                                         ANNEX I

--------------------------------------------------------------------------------

                                                               1129 Broad Street
                                                       Shrewsbury, NJ 07702-4314
ROBERT A. STANGER & CO., INC.                                     (732) 389-3600
    INVESTMENT BANKING                                      FAX:  (732) 389-1751
                                                                  (732) 544-0779

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

AIMCO Properties, L.P.
1873 South Bellaire -- Suite 1700
Denver, Colorado 80222

Re: Davidson Income Real Estate Limited Partnership

Gentlemen:

      You have advised us that AIMCO Properties, L.P. (the "Purchaser"), a subsidiary of Apartment Investment and Management Company ("AIMCO"), which directly or indirectly owns the general partner (the "General Partner") of Davidson Income Real Estate Limited Partnership (the "Partnership") (the Purchaser, AIMCO, the General Partner and other affiliates and subsidiaries of AIMCO are referred to herein collectively as the "Company"), is contemplating a transaction (the "Offer") in which limited partnership interests in the Partnership (the "Units") will be acquired by the Purchaser in exchange for an offer price per Unit of $429.86 in cash (the "Offer Price"). Approximately 5% of the Offer Price represents a payment from a settlement fund established by AIMCO which will be paid to limited partners under certain circumstances. The limited partners of the Partnership (the "Limited Partners") will have the choice to maintain their current interest in the Partnership or exchange their Units for cash.

      You have requested that Robert A. Stanger & Co., Inc. ("Stanger") provide its opinion as to whether the Offer Price (excluding the settlement fund payment) (the "Offer Price Excluding the Settlement Fund Payment") per Unit of $409 is fair to the Limited Partners of the Partnership from a financial point of view.

      Since its founding in 1978, Stanger and its affiliates have provided information, research, investment banking and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The investment banking activities of Stanger include financial advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

      Stanger, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, reorganizations and for estate, tax, corporation and other purposes. Stanger's valuation practice principally involves partnerships, partnership securities and the assets typically held through partnerships, such as real estate, oil and gas reserves, cable television systems and equipment leasing assets.

      In the course of our analysis for rendering this opinion, we have, among other things:

              1. Reviewed a draft of the Offer to Purchase related to the Offer in a form management has represented to be substantially the same as will be distributed to the Limited Partners;

              2. Reviewed the Partnership's financial statements for the years ended December 31, 1997 and 1998, and the quarterly reports for the period ending September 30, 1999, which the Partnership's management has indicted to be the most current available financial statements;

              3. Reviewed descriptive information concerning the real property owned by the Partnership (the "Property"), including location, number of units and unit mix, age, amenities and land acreage.

              4. Reviewed summary historical operating statements for the Property, for the years ended December 31, 1997 and 1998, and the nine months ending September 30, 1999;

              5. Reviewed the 1999 operating budget for the Property prepared by the Partnership's management. Such budgets are summarized in the Offer to Purchase in "The Offer-Item 9. Background and Reasons for the Offer-Stanger Analysis-Summary of Materials Considered."

              6. Reviewed the estimate of liquidation provided by the general partner to Stanger. Such estimates are described in the Offer to Purchase in "The Offer-Item 9. Background and Reasons for the Offer-Comparison of Consideration to Alternative Consideration."

              7. Discussed with management the market conditions for the Property; conditions in the market for sales/acquisitions of properties similar to that owned by the Partnership; historical, current and expected operations and performance of the Property and the Partnership; the physical condition of the Property including any deferred maintenance; and other factors influencing value of the Property and the Partnership;

              8. Performed a site inspection of the Property;

              9. Reviewed data and discussed with local sources real estate rental market conditions in the market of the Property, and reviewed available information relating to acquisition criteria for income-producing properties similar to the Property;

              10. Reviewed information provided by the Company relating to debt encumbering the Property; and

              11. Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

      In rendering this opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial information and management reports and data, and all other reports and information contained in the Offer to Purchase or that were provided, made available or otherwise communicated to us by the Partnership and the Company. We have not performed an independent appraisal, engineering study or environmental study of the assets and liabilities of the Partnership. We have relied upon the representations of the Partnership and the Company concerning, among other things, any environmental liabilities, deferred maintenance and estimated capital expenditures and replacement reserve requirements, the determination and valuation of non-real estate assets and liabilities of the Partnership, the terms and conditions of any debt encumbering the Property, the allocation of net Partnership values between the General Partner and Limited Partners, and the transaction costs and fees associated with a sale of the Property. We have also relied upon the assurance of the Partnership and the Company that any financial statements, projections, capital expenditure estimates, debt summaries, value estimates and other information contained in the Offer to Purchase or otherwise provided or communicated to us were reasonably prepared and adjusted on bases consistent with actual historical experience, are consistent with the terms of the Partnership Agreement, and reflect the best currently available estimates and good faith judgments; that no material changes have occurred in the value of the Property or other information reviewed between the date such information was provided and date of this letter; that the Partnership and the Company are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading; that the highest and best use of the Property is as improved; and that all calculations were made in accordance with the terms of the Partnership Agreement.

      In addition, you have advised us that upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted and that the Partnership and the Company do not have any present plans, proposals or intentions which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving the Partnership; a sale of the Partnership's Properties or the sale or transfer of a material amount of the Partnership's other assets; any changes to the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's structure or business.

      We have not been requested to, and therefore did not: (i) select the Offer Price or the Offer Price Excluding the Settlement Fund Payment or the method of determining the Offer Price or the Offer Price Excluding the Settlement Fund Payment in connection with the Offer; (ii) make any recommendation to the Partnership or its partners with respect to whether to accept or reject the Offer; (iii) solicit any third party indications of interest in acquiring the assets of the Partnership or all or any part of the Partnership; or (iv) express any opinion as to (a) the tax consequences of the proposed Offer to the Limited Partners, (b) the terms of the Partnership Agreement or of any agreements or contracts between the Partnership and the Company, (c) the Company's business decision to affect the Offer or alternatives to the Offer, (d) the amount of expenses relating to the Offer or their allocation between the Company and the Partnership or tendering Limited Partners; (e) the amount or derivation of liquidation values per Unit of limited partnership interests in the Partnership by the Purchaser: and (f) any adjustments made to determine the Offer Price or the Offer Price Excluding the Settlement Fund Payment and the net amounts distributable to the Limited Partners, including, but not limited to, balance sheet adjustments to reflect the Partnership's estimate of the value of current net working capital balances, reserve accounts and liabilities, and adjustments to the Offer Price and the Offer Price Excluding the Settlement Fund Payment for distributions made by the Partnership subsequent to the date of the initial Offer. We are not expressing any opinion as to the fairness of any terms of the Offer other than the Offer Price Excluding the Settlement Fund Payment for the Units.

      Our opinion is based on business, economic, real estate and capital market, and other conditions as they existed and could be evaluated as of the date of our analyses and addresses the Offer in the context of information available as of the date of our analysis. Events occurring after that date could affect the assumptions used in preparing the opinion.

      The summary of the opinion set forth in the Offer to Purchase does not purport to be a complete description of the analyses performed, or the matters considered, in rendering our opinion. The analyses and the summary set forth must be considered as a whole, and selecting portions of such summary or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made, and the judgments applied, in rendering the opinion are not readily susceptible to partial analysis or summary description. The fact that any specific analysis is referred to in the Offer to Purchase is not meant to indicate that such analysis was given greater weight than any other analysis.

      Based upon and subject to the foregoing, it is our opinion that as of the date of this letter the Offer Price Excluding the Settlement Fund Payment is fair to the Limited Partners of the Partnership from a financial point of view.

                                  Yours truly,



                                  ----------------------------------------------
                                  Robert A. Stanger & Co., Inc.

                                  Shrewsbury, New Jersey
                                  November 11, 1999

                                                                        ANNEX II


                             OFFICERS AND DIRECTORS

      The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. The two directors of the general partner of your partnership are Peter K. Kompaniez and Patrick J. Foye. The two executive officers of the general partner of your partnership are Patrick J. Foye, Executive Vice President, and Carla Stoner, Senior Vice President - Real Estate Accounting. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

         NAME                                                          POSITION
------------------------                ---------------------------------------------------------------------

Terry Considine........................ Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez..................... Vice Chairman, President and Director
Thomas W. Toomey....................... Executive Vice President -- Finance and Administration
Joel F. Bonder......................... Executive Vice President, General Counsel and Secretary
Patrick J. Foye........................ Executive Vice President
Paul J. McAuliffe...................... Executive Vice President--Capital Markets and Chief Financial Officer
Steven D. Ira.......................... Executive Vice President and Co-Founder
Harry G. Alcock........................ Executive Vice President and Chief Investment Officer
Lance J. Graber........................ Executive Vice President--Acquisitions
Richard S. Ellwood..................... Director
J. Landis Martin....................... Director
Thomas L. Rhodes....................... Director
John D. Smith.......................... Director


           NAME                                      PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
     ----------------                   ---------------------------------------------------------------------

     Terry Considine..............      Chief Executive Officer of AIMCO and AIMCO-GP since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C.,
                                        Limited Liability Company, a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed
                                        Co-Chairman and director of Asset Investors Corp. and Commercial Asset
                                        Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties.
                                        Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard
                                        College, a J.D. from Harvard Law School and was formerly admitted as a member of the Massachusetts Bar (inactive).

     Peter K. Kompaniez...........      Mr. Kompaniez has been Vice Chairman and a director of AIMCO since
                                        July 1994 and was appointed President of AIMCO in July 1997. Mr.
                                        Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr.
                                        Kompaniez has been a director of AIMCO-GP since July 1994. Since
                                        September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises,
                                        Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                                        1993, he served as President and Chief Executive Officer of Heron
                                        Financial Corporation ("HFC"), a United States holding company for
                                        Heron International, N.V.'s real estate and related assets. While at
                                        HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a
                                        B.A. from Yale College and a J.D. from the University of California
                                        (Boalt Hall).

     Thomas W. Toomey.............      Mr. Toomey has served as Senior Vice President - Finance and
                                        Administration of AIMCO since January 1996 and was promoted to
                                        Executive Vice-President-Finance and Administration in March 1997. Mr.
                                        Toomey has been Executive Vice President - Finance and Administration of AIMCO-GP similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of
                                        Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in
                                        Business Administration/Finance from Oregon State University and is a
                                        Certified Public Accountant.

     Joel F. Bonder...............      Mr. Bonder has served as Executive Vice President and General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice
                                        President and General Counsel of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General
                                        Counsel of NHP Incorporated from April 1994 until December 1997. Mr.
                                        Bonder served as Vice President and Deputy General Counsel of NHP
                                        Incorporated from June 1991 to March 1994 and as Associate General
                                        Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to
                                        1983, Mr. Bonder practiced with the Chicago law firm of Ross and
                                        Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

     Patrick J. Foye..............      Mr. Foye has served as Executive Vice President of AIMCO and AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power Authority and serves as a member of the New York
                                        State Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

     Paul J. McAuliffe............      Mr. McAuliffe was appointed Executive Vice President-- Capital Markets in February 1999 and Chief Financial Officer in October 1999. Prior to
                                        joining AIMCO, Mr. McAuliffe was Senior Managing Director of Secured
                                        Capital Corporation and prior to that time had been a Managing
                                        Director of Smith Barney, Inc. from 1993 to 1996, where he was a key member of the underwriting team that led AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc.
                                        from 1983 to 1990. Mr. McAuliffe received a B.A. from Columbia College and an MBA from University of Virginia, Darden School.

     Steven D. Ira................      Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice
                                        President of AIMCO since July 1994. Mr. Ira has been Executive Vice
                                        President of AIMCO-GP since July 1998. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in
                                        1987, Mr. Ira acquired extensive experience in property management.
                                        Between 1977 and 1981 he supervised the property management of over
                                        3,000 apartment and mobile home units in Colorado, Michigan,
                                        Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                                        Accreditation Board and is a former president of both the National
                                        Apartment Association and the Colorado Apartment Association. Mr. Ira
                                        is the sixth individual elected to the Hall of Fame of the National
                                        Apartment Association in its 54-year history. He holds a Certified
                                        Apartment Property Supervisor (CAPS) and a Certified Apartment Manager
                                        designation from the National Apartment Association, a Certified
                                        Property Manager (CPM) designation from the National Institute of Real
                                        Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National Apartment
                                        Association and the Apartment Association of Metro Denver. Mr. Ira
                                        received a B.S. from Metropolitan State College in 1975.

     Harry G. Alcock..............      Mr. Alcock was appointed Vice President of AIMCO and AIMCO-GP in July
                                        1996, and was promoted to Senior Vice President --Acquisitions in
                                        October 1997 and then Executive Vice President and Chief Investment
                                        Officer in October 1999, with responsibility for acquisition and financing activities since July
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                                        1994. From June 1992 until July 1994, Mr. Alcock served as Senior
                                        Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock
                                        worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988,
                                        Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from
                                        San Jose State University.

     Lance J. Graber..............      Mr. Graber was appointed Vice President-Acquisitions in October 1999.
                                        He was a Director in the Real Estate Principal Transactions Group of
                                        Credit Suisse First Boston. Before joining Credit Suisse First Boston in 1991, Mr. Graber was a Vice President with Sonnenblick Goldman
                                        Company, a New York based real estate investment bank. He has a B.S.
                                        in Economics and a M.B.A. from The Wharton School of the University of
                                        Pennsylvania.


     Richard S. Ellwood...........      Mr. Ellwood was appointed a Director of AIMCO in July 1994 and 12
                                        Auldwood Lane is currently Chairman of the Audit Committee. Mr.
                                        Ellwood is Rumson, NJ 07660 the founder and President of R.S. Ellwood
                                        & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31
                                        years experience on Wall Street as an investment banker, serving as:
                                        Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from
                                        1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and
                                        Florida East Coast Industries, Inc.

     J. Landis Martin.............      Mr. Martin was appointed a Director of AIMCO in July 1994 and
     199 Broadway                       became Chairman of the Compensation Committee in March 1998.
     Suite 4300                         Mr. Martin has served as President and Chief  Executive  Officer
     Denver, CO 80202                   and a Director of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont
                                        Corporation, a holding company operating through its affiliates
                                        Titanium Metals Corporation ("TIMET") and NL Industries, Inc., since
                                        1990 and as Chief Executive Officer and a director of Tremont since
                                        1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since
                                        January 1995. From 1990 until its acquisition by Dresser Industries,
                                        Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

     Carla R. Stoner..............      Ms. Stoner joined AIMCO in July 1997 as Vice President of Finance and
                                        Administration and became Senior Vice President - Real Estate
                                        Accounting in November 1998. Prior to joining AIMCO, Ms. Stoner was with National Housing Partners since 1989. While at National Housing
                                        Partners, Ms. Stoner served as a real estate controller from 1989 to
                                        1992, as Vice President of Accounting from 1992 to 1995 and as Interim
                                        Chief Information
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                                        Officer from 1995 to July 1997. Prior to joining National Housing
                                        Partners, Ms. Stoner was a Senior Auditor with Deloitte & Touche from
                                        1984 to 1989. Ms. Stoner received a B.A. in accounting from Virginia
                                        Tech.

     Thomas L. Rhodes.............      Mr. Rhodes was appointed a Director of AIMCO in July 1994. Mr. Rhodes
     215 Lexington Avenue               has served as the President and a Director of National Review magazine
     4th Floor                          since November 30, 1992, where he has also served as a Director since
     New York, NY 10016                 1998. From 1976 to 1992 , he held various positions at Goldman, Sachs
                                        & Co. and was elected a General Partner in 1986 and served as a
                                        General Partner from 1987 until November 27, 1992. He is currently
                                        Co-Chairman of the Board , Co-Chief Executive Officer and a Director
                                        of Commercial Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle Reinsurance Company,
                                        and the Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman of
                                        the Empire Foundation for Policy Research, a Founder and Trustee of
                                        Change NY, a Trustee of The Heritage Foundation, and a Trustee of the
                                        Manhattan Institute

     John D. Smith................      Mr. Smith was appointed a Director of AIMCO in November 1994. Mr. Smith
     3400 Peachtree Road                is Principal and President of John D. Smith Developments. Mr. Smith
     Suite 8311994                      has been a shopping center developer, owner and consultant for over
     Atlanta, GA 30326                  8.6 million square feet of shopping center projects including Lenox
                                        Square in Atlanta, Georgia. Mr. Smith is a Trustee and former
                                        President of the International Council of Shop ping Centers and was selected to be a member of the American Society of Real Estate
                                        Counselors. Mr. Smith served as a Director for Pan-American
                                        Properties, Inc. (National Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of
                                        American Fidelity Assurance Companies and is retained as an advisor by
                                        Shop System Study Society, Tokyo, Japan.
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                                      II-5

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      The letter of transmittal and any other required documents should be sent or delivered by each unitholder or such unitholder's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.


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
           By Mail:                  By Overnight Courier:              By Hand:
       P.O. Box 2065                  111 Commerce Road            111 Commerce Road
S. Hackensack, N.J. 07606-2065       Carlstadt, N.J. 07072       Carlstadt, N.J.  07072
                                  Attn.: Reorganization Dept.
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                          For information, please call:

                            TOLL FREE (888) 349-2005